Exhibit 99.5

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FALL 2020 ECONOMIC

&

FISCAL UPDATE

2020/21 ECONOMIC OUTLOOK AND

FINANCIAL FORECAST

&

SIX MONTH FINANCIAL RESULTS

APRIL – SEPTEMBER 2020

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Fall 2020 Economic & Fiscal Update	| TABLE OF CONTENTS
December 17, 2020

Part One — Updated 2020/21 Financial Forecast

Introduction		3
Revenue		4
Expense		8
Consolidated Revenue Fund (CRF) Spending		8
Service Delivery Agency Spending		9
Topic Box: COVID-19 Pandemic Spending & Related Measures		10
Provincial Capital Spending		14
Projects Over $50 Million		14
Provincial Debt		15
Risks to the Fiscal Forecast		17
Supplementary Schedules		18
Tables:
1.1	Forecast Update	3
1.2	Financial Forecast Changes	7
1.3	Capital Spending Update	14
1.4	Provincial Debt Update	16
1.5	Operating Statement	18
1.6	Revenue by Source	19
1.7	Expense by Ministry, Program and Agency	20
1.8	Expense by Function	21
1.9	Capital Spending	22
1.10	Capital Expenditure Projects Greater Than $50 million	23
1.11	Provincial Debt	26
1.12	Statement of Financial Position	27
1.13	Material Assumptions – Revenue	28
1.14	Material Assumptions – Expense	34

Appendix — Description of COVID-19 Measures

Description of COVID-19 Measures		37

Fall 2020 Economic & Fiscal Update	│i

Table of Contents

Part Two — Economic Review and Outlook

Summary		45
British Columbia Economic Activity and Outlook		46
Labour Market		47
Consumer Spending and Housing		48
Business and Government		52
External Trade and Commodity Markets		53
Demographics		54
Inflation		55
Risks to the Economic Outlook		56
External Outlook		56
United States		56
Canada		59
Asia		61
Europe		62
Financial Markets		63
Interest Rates		63
Exchange Rate		65
Tables:
2.1	British Columbia Economic Indicators	46
2.2	U.S. Real GDP Forecast: Consensus versus B.C. Ministry of Finance	58
2.3	Canadian Real GDP Forecast: Consensus versus B.C. Ministry of Finance	60
2.4	Private Sector Canadian Interest Rate Forecasts	64
2.5	Private Sector Exchange Rate Forecasts	65
2.6.1	Gross Domestic Product (GDP): British Columbia	66
2.6.2	Selected Nominal Income and Other Indicators: British Columbia	67
2.6.3	Labour Market Indicators: British Columbia	67
2.6.4	Major Economic Assumptions	68

ii│	Fall 2020 Economic & Fiscal Update

PART 1 | UPDATED 2020/21 FINANCIAL FORECAST

Introduction

The Fall 2020 Economic & Fiscal Update provides a revised economic outlook for 2020 and 2021 and fiscal forecast for 2020/21, compared to the projections in the First Quarterly Report released in September.

Similar to other jurisdictions, the B.C. economic outlook has improved. B.C. real GDP is now projected to decline 6.2 per cent in 2020 before rising 3.0 per cent in 2021, compared to a 6.7 per cent decline and 3.0 per cent increase assumed in the First Quarterly Report. This updated outlook remains prudent compared to the average of the private sector forecasts of a 5.2 per cent decline in 2020 and a 4.5 per cent increase in 2021.

The operating deficit is now expected to be $13.6 billion, up $851 million from the First Quarterly Report forecast. This is due to increased spending of $2.3 billion for the BC Recovery Benefit and other programs, partly offset by higher revenues totaling $1.4 billion due in part to economic improvement.

Projected taxpayer-supported capital spending has decreased by $234 million, mainly due to timing of projects in the health sector. The self-supported capital spending forecast is essentially unchanged.

The taxpayer-supported debt forecast is $744 million higher compared to the projection in the First Quarterly Report mainly due to the changes to the operating results. The self-supported debt forecast is essentially unchanged.

The taxpayer-supported debt-to-revenue ratio is now expected to end 2020/21 at 109.7 per cent — a 0.9 percentage point decrease compared to the First Quarterly Report and the taxpayer-supported debt-to-GDP ratio of 20.8 per cent is unchanged from the First Quarterly Report.

Table 1.1 2020/21 Forecast Update

		First
	Budget	Quarterly	Fall 2020
($ millions)	2020	Report	Update
Revenue	60,585	56,013	57,424
Expense	(60,058)	(67,805)	(70,067)
Forecast allowance	(300)	(1,000)	(1,000)
Surplus (deficit)	227	(12,792)	(13,643)
Capital Spending:
Taxpayer-supported capital spending	7,126	7,015	6,781
Self-supported capital spending	3,409	3,372	3,365
Total capital spending	10,535	10,387	10,146
Provincial Debt:
Taxpayer-supported debt	49,202	59,802	60,546
Self-supported debt	26,890	27,068	27,080
Total debt (including forecast allowance)	76,392	87,870	88,626
Taxpayer-supported debt to GDP ratio	15.5%	20.8%	20.8%
Taxpayer-supported debt to revenue ratio	84.1%	110.6%	109.7%

Fall 2020 Economic & Fiscal Update	| 3

Updated 2020/21 Financial Forecast

The COVID-19 pandemic continues to have profound global effects on individuals, businesses, non-profit organizations and governments and poses a major risk to the updated plan. The Fall 2020 Update assumes that some sectors such as tourism, recreation and retail are not expected to be operating at full capacity for some time. However, the pace of the development, testing and approvals of coronavirus vaccines represents a remarkable achievement of the collaboration of countries, pharmaceutical companies and health officials around the world. Although many challenges remain, including the global distribution of vaccines and immunization programs, prospects for recovery have improved.

Revenue

Revenue for 2020/21 is forecast to be $57.4 billion — up $1.4 billion from the projection in the First Quarterly Report, but an overall reduction of $3.2 billion from Budget 2020. The increase reflects higher revenue from taxation sources, natural resources, federal government contributions and commercial Crown corporation net income, which are partly offset by deceases in other revenues.

Chart 1.1 Revenue Changes from the First Quarterly Report

Total revenue increases by $1.4 billion

Detailed revenue projections are disclosed in Table 1.6, and key assumptions and sensitivities relating to revenue are provided in Table 1.13. An analysis of historical volatility of major economic drivers can be found in the 2020 British Columbia Financial and Economic Review (pages 16-17). For 2020/21, the major changes in the revenue forecast from the First Quarterly Report include the following:

Income and Employer Health Tax Revenue

Personal income tax revenue is up $171 million, mainly reflecting improved growth projections of household income and employee compensation. In 2020, household income and employee compensation are now forecast to decline 0.6 per cent and 3.9 per cent, respectively, compared to declines of 3.3 per cent and 6.4 per cent assumed in the First Quarterly Report.

4 |	Fall 2020 Economic & Fiscal Update

Updated 2020/21 Financial Forecast

Corporate income tax revenue is up $78 million due to increased instalments ($34 million) and the prior years’ settlement payment ($44 million). Higher instalments from the federal government are based on an updated federal government forecast of national taxable income. The improved settlement payment mainly reflects lower tax credits based on preliminary 2019 tax assessment results.

Employer health tax revenue is up $47 million reflecting assumed improvements in employer payrolls, based on an improved outlook for employee compensation.

Other Tax Revenue

Property transfer tax revenue is up $479 million due to increased sales activity and house prices during the year. The revised outlook of $1,750 million includes the 20 per cent foreign buyers’ tax, forecast at $100 million (down from $109 million estimated in the First Quarterly Report).

Provincial sales tax revenue is down $135 million as the temporary provincial sales tax rebate on selected machinery and equipment purchases announced in the StrongerBC Economic Recovery Plan offsets improvements in year-to-date sales results.

Other taxation revenues are up $2 million as increases in property and tobacco taxes are partly offset by a decline in the fuel tax projection mainly resulting from lower gasoline and diesel purchases.

Natural Resources Revenue

Natural gas royalties are expected to be up $53 million mainly due to higher natural gas prices, increased royalties from natural gas liquids and an improved outlook for natural gas production volumes, partially offset by increased utilization of royalty program credits. The updated natural gas price forecast is $1.08 ($Cdn/gigajoule, plant inlet), up from the First Quarterly Report outlook of $0.86.

Revenue from coal, metals, minerals and other mining-related sources is down $18 million mainly reflecting the negative effects of the COVID-19 pandemic on global prices, demand for mineral products and higher mining-related costs. Revenue from electricity sales under the Columbia River Treaty is up $25 million due to higher Mid-C electricity prices mainly reflecting the retirement of coal and natural gas generating plants in the western U.S. states, combined with significant heat events in the U.S. Southwest in the summer.

Forest revenue is up $96 million mainly due to the effect of higher lumber prices, partly offset by decreased logging tax revenues due to higher refunds related to prior years and a reduction in logging activities. Spruce-pine-fir 2x4 prices have been very strong this year, peaking at US$966/thousand board feet in September. This primarily reflects the resilient demand for wood products in the North American housing market and for household renovation activity, combined with production and transportation supply constraints. Prices have declined recently but remain well above historical levels.

Other natural resource revenues are expected to remain unchanged with slight increases in revenue from petroleum royalties and Oil and Gas Commission fees, offset by decreases in water rental revenue collected under the Water Sustainability Act.

Fall 2020 Economic & Fiscal Update	| 5

Updated 2020/21 Financial Forecast

Other Taxpayer-supported Revenue

Other taxpayer-supported revenue consists of revenue from fees, licences, investment earnings and miscellaneous sources. These revenue sources are now expected to total $8.7 billion, down $48 million from the First Quarterly Report forecast. This change mainly reflects lower projections of miscellaneous revenues by taxpayer-supported Crown corporations and school districts, partly offset by an improved fee revenue forecast from post-secondary institutions.

Federal Government Transfers

Canada Health Transfer and Canada Social Transfer entitlements are up $52 million due to a higher B.C. population share of the national total.

The updated forecast includes $242 million for the Safe Return to Class funding that was not included in the First Quarterly Report projection.

Revenue from other federal government contributions is up $69 million mainly due to a revised outlook of eligible expenses under the Disaster Financial Assistance Arrangements related to wildfires, floods and freshets in the 2016 to 2018 period.

Commercial Crown Corporations

The revised outlook for commercial Crown corporation net income is up $298 million due to improvements from the Insurance Corporation of BC (ICBC) and the BC Liquor Distribution Branch, partly offset by a decrease to the projections for the BC Lottery Corporation.

The forecast for ICBC’s net income is $410 million which is an improvement of $324 million mainly due to savings from lower claims costs because of fewer accidents and a recovery of investment losses sustained at the end of 2019/20. ICBC’s results could be impacted by increased risk and uncertainty for the remainder of the year.

BC Liquor Distribution Branch’s net income is projected at $1.127 billion, up by $35 million due to a combination of an increased number of licensed cannabis stores and a COVID-19 related shift by consumers towards home beverage alcohol consumption, resulting in an increased sales projection.

BC Lottery Corporation’s net income forecast is lower by $61 million compared to the projections in the First Quarterly Report due to the continued closure of casinos as part of the COVID-19 pandemic protective measures. This brings the BCLC’s projected net income to $408 million, a reduction of $955 million from the Budget 2020 projection.

The forecast for BC Hydro’s net income is unchanged at this time. The impacts of COVID-19 relief measures and electricity demand reductions are deferred into the corporation’s regulatory accounts and are not expected to impact net income. However, some operating costs cannot be deferred and may impact BC Hydro’s net income forecast in future quarters.

6 |	Fall 2020 Economic & Fiscal Update

Updated 2020/21 Financial Forecast

Table 1.2 2020/21 Financial Forecast Changes

	($ millions)
2020/21 surplus at Budget 2020 (February 18, 2020)	227		227
2020/21 deficit at the First Quarterly Report (September 10, 2020)		(12,792)

	Q1	Fall 2020	Total
	Update	Update	Changes
Revenue changes:
Personal income tax – mainly expected changes in 2020 household income	(978)	171	(807)
Corporate income tax – changes in instalments, mainly reflecting a lower federal government outlook for 2020 national corporate taxable income partly offset by lower deductions relating to non-refundable tax credits	(1,144)	78	(1,066)
Provincial sales tax – lower retail sales and consumer expenditures and impacts of tax measures	(1,024)	(135)	(1,159)
Property taxes – mainly reflecting tax relief provided to commercial property owners and lower speculation and vacancy tax	(694)	7	(687)
Property transfer tax – changes in year-to-date sales activity in the housing sector	(315)	479	164
Fuel and carbon taxes – lower gasoline and diesel volume sales and delay of the carbon tax rate increase from April 1, 020 to April 1, 021	(469)	(15)	(484)
Employer health tax – mainly expected decline in employee compensation	(148)	47	(101)
Other taxation sources – impacts of 2019/20 Public Accounts and year-to-date results	20	10	30
Mining – lower coal prices and production and higher costs	(84)	(18)	(102)
Forests – higher stumpage rates partly offset by lower logging tax revenue and lower harvest volumes	30	96	126
Other natural resources – commodity prices and production volumes, utilization of royalty infrastructure programs/credits and decreased revenue from water rentals	(190)	78	(112)
Fees, licences, investment earnings and miscellaneous sources:
Post-secondary institutions	(673)	67	(606)
K-12 school districts	(137)	(25)	(162)
Taxpayer-supported Crowns	(111)	(94)	(205)
Other sources – lower fees from Health Authorities and reduced motor vehicle fees and fines	(76)	4	(72)
COVID-19 related federal government funding	2,376	242	2,618
Other federal government transfers – mainly changes in B.C.’s share of federal excise tax revenue on cannabis and transfers under the Disaster Financial Assistance Arrangements	(22)	121	99
Commercial Crown corporation net income – ICBC, BC Lottery Corp and the Liquor Distribution Branch	(933)	298	(635)
Total revenue changes	(4,572)	1,411	(3,161)

Less: expense increases (decreases):
Consolidated Revenue Fund changes:
COVID-19 Contingencies – Vote 52: Pandemic Response and Economic Recovery	5,000	2,000	7,000
Federal-Provincial cost-shared investments under the Safe Restart Agreement:
Provincial portion (COVID-19 Contingencies - Vote 53)	810	-	810
Federal portion	810	-	810
Statutory spending:
Fire management costs	76	2	78
Emergency Program Act	94	26	120
Signed agreements under the Sustainable Services Negotiating Mandate	310	37	347
COVID-19 temporary pandemic pay [1]	425	(41)	384
Housing Priority Initiatives Special Account – purchase of hotels to house decamped homeless populations	111	-	111
Other statutory spending – mainly Elections BC	14	71	85
Refundable tax credits:
One-time enhancement of the Climate Action Tax Credit	500	-	500
Other refundable tax credits	(86)	31	(55)
Other expense changes – mainly management of public debt net borrowing costs	88	(15)	73
Spending funded by third party recoveries - mainly Safe Return to Class funding from the federal government	(30)	310	280
Changes in spending profile of service delivery agencies:
School districts	152	214	366
Universities	(61)	(14)	(75)
Colleges	(23)	2	(21)
Health authorities and hospital societies	229	1,137	1,366
Other service delivery agencies [2]	609	(165)	444
(Increase) decrease in transfers to service delivery agencies (elimination)	(1,281)	(1,333)	(2,614)
Total expense changes	7,747	2,262	10,009
Subtotal	(12,319)	(851)	(13,170)
Forecast allowance (increase) decrease	(700)	-	(700)
Total changes	(13,019)	(851)	(13,870)
2020/21 deficit at the First Quarterly Report	(12,792)
2020/21 deficit at the Fall 2020 Economic & Fiscal Update		(13,643)	(13,643)

1 Total COVID-19 temporary pandemic pay remains at $425 million, however $41 million is included as part of Contingencies Vote 52 spending.

2 Includes BC Transportation Financing Authority, BC Transit, BC Housing Management Commission, Community Living BC, and other entities.

Fall 2020 Economic & Fiscal Update	| 7

Updated 2020/21 Financial Forecast

Expense

The Fall 2020 Update expense forecast for 2020/21 is $2.3 billion higher than the First Quarterly Report, and $10.0 billion higher than the Budget 2020 forecast, mainly due to increased spending related to the COVID-19 pandemic.

Chart 1.2 Expense Changes from the First Quarterly Report

Total expense increases by $2.3 billion

Consolidated Revenue Fund (CRF) Spending

The total CRF direct program spending1forecast for 2020/21 has increased by $1.1 billion — this reflects a $2.4 billion gross increase in CRF spending related to COVID-19 pandemic and statutory expenses, offset by $1.3 billion in changes to operating transfers to the service delivery agencies.

Since the First Quarterly Report, the government has tabled Supplementary Estimates to increase the funding for Pandemic Response and Economic Recovery (Vote 52) by $2 billion, bringing the total appropriation to $7 billion.

The full range of the provincial measures in response to the COVID-19 crisis is outlined in the topic box (pages 10-13), including spending details for the COVID-19 Contingencies Vote 52 (Pandemic Response and Economic Recovery) and Vote 53 (Federal and Provincial Pandemic Support).

Statutory spending is projected to increase by $126 million since the First Quarterly Report due to the following:

•	$37 million for signed agreements under the Sustainable Services Negotiating Mandate;

•	$68 million for Elections BC for the administration of the October 2020 Provincial General Election;

•	$26 million for Emergency Program Act expenses primarily for costs in response to the COVID-19 pandemic ($24 million);

•	$31 million in higher refundable tax credits; offset by

•	$36 million net decrease in other statutory spending.

[1]	Expenses other than grants to government agencies — see Table 1.7 Total direct program spending.

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Updated 2020/21 Financial Forecast

Debt servicing costs are forecast to be $15 million lower than the First Quarterly Report due to a reduced interest rate forecast.

Contingencies (All Ministries) and New Programs – Vote 45

The Contingencies Vote in 2020/21 remains unchanged from Budget 2020 at $1.066 billion, notionally allocated as follows:

•	$600 million to help manage uncertain costs and pressures including funding for increases in demand-driven programs and priority initiatives; and

•	$466 million notionally allocated to support new collective agreements consistent with Sustainable Services Negotiating Mandate.

Statutory spending authority of $347 million is forecast to be utilized for the increases to salary and benefit payments negotiated under the Sustainable Services Negotiating Mandate. As a result, further capacity in the Contingencies Vote will be available to help manage emerging costs and pressures.

Spending Recovered from Third Parties

Expenses funded by third parties are forecast to increase by $310 million mainly due to $242 million in federal contributions to support safe return to school, and a $64 million increase in the allowance for doubtful accounts related to various revenue streams.

Operating Transfers to Service Delivery Agencies

Operating transfers to service delivery agencies are forecast to be $1.3 billion higher than the First Quarterly Report mainly due to increased allocations to the health authorities and school districts to fund additional expenses related to the COVID-19 pandemic. These funding increases are related to spending forecast changes noted below.

Service Delivery Agency Spending

Service delivery agency expenses are forecast to increase by $1.2 billion in 2020/21 from the First Quarterly Report.

•	School district expense forecasts are higher by $214 million to support safe return to school during the COVID-19 pandemic, funded by increased federal contributions. This is in addition to the $46 million of provincial funding which was included in the First Quarterly Report.

•	Post-secondary sector expenses are forecast to decrease by $12 million mainly due to lower operating costs as a result of the COVID-19 pandemic.

•	The health authority and hospital society expense forecast is up $1.1 billion, mainly due to higher staffing and equipment needs in response to the COVID-19 pandemic. This includes personal protective equipment, testing equipment, ventilators and beds as well as contact tracing and increased rural and remote community supports.

•	Other service delivery agency spending is forecast to be $165 million lower mainly due to revised spending assumptions from BC Housing, BC Infrastructure Benefits, BC Transit and BC Transportation Financing Authority as the effects of the COVID-19 pandemic become more clear.

Detailed expense projections are disclosed in Table 1.7. Key spending assumptions and sensitivities are provided in Table 1.14.

Fall 2020 Economic & Fiscal Update	| 9

Updated 2020/21 Financial Forecast

COVID-19 Pandemic Spending & Related Measures

This section provides an overview of the Province’s pandemic response measures, including an update on notional allocations within the Pandemic Contingencies votes as of November 30, 2020, as well as a summary of tax and payment relief and deferral measures.

Vote 52 Contingencies (All Ministries): Pandemic Response and Economic Recovery

On March 23, 2020, the Legislative Assembly authorized Supplementary Estimates of $5 billion and a new Vote 52 – Contingencies for Pandemic Response and Economic Recovery (Pandemic Contingencies). Government allocated $3.5 billion

Table 1 – Vote 52 Pandemic Contingencies Allocations as of November 30, 2020

Category	Notional	Measures
Allocation
	$1.36 billion[1]	Health and mental health
	$191 million[2]	Child care services
Critical Services	$158 million	Temporary housing, meals and supports for vulnerable populations
	$53 million	Essential services for adults with developmental disabilities, vulnerable children and youth, family justice and victim services, public health communications, Urban Indigenous Service Providers and domestic migrant agriculture worker accommodations
	$900 million	BC Emergency Benefit for Workers
	$624 million	Crisis Supplement and other supports for income and disability assistance clients
	$129 million	Temporary Rental Supplement
Financial supports	$41 million[3]	Pandemic Pay related incremental payroll deductions (e.g. EI, CPP and EHT)
	$64 million	Emergency financial relief for organizations providing animal care, the agriculture sector, park operators and community tourism organizations, Domestic Motion Picture providers, local sports organizations and BC Pavilion Corporation.
	$20 million	Canada Emergency Commercial Rent Assistance Program
Economic Recovery	$1.5 billion	As detailed in the StrongerBC Economic Recovery Plan.
Sub-total	$5.04 billion	Supplementary Estimates – March 2020
Supplementary Estimates - December	$2 billion	For the BC Recovery Benefit, the BC Recovery Supplement and the Increased Employment Incentive
Total	$7.04 billion	Pandemic Contingencies Spending Measures

1 An additional $300 million in new health care related job opportunities is included in the economic recovery envelope.

2 The total estimate for the temporary emergency funding for child care providers is $319 million, however, the Ministry of Children and Family Development is redirecting some base budget funding to offset the new program costs, reducing the overall forecasted draw on Contingencies.

3 The total estimate for the provincial-federal cost-shared Pandemic Pay program is $425 million. The Province is providing an estimated total of $106 million, of which, $41 million is funded through Vote 52 and $65 million is funded through statutory spending under the Financial Administration Act.

10 |	Fall 2020 Economic & Fiscal Update

Updated 2020/21 Financial Forecast

of the $5 billion Pandemic Contingencies for critical services and financial relief measures and $1.5 billion for economic recovery measures as presented in the StrongerBC Economic Recovery Plan in September.

Critical services include health and mental health related responses, supports for child care providers, and providing essential social services to vulnerable populations such as adults with developmental disabilities, people experiencing homelessness, and children, youth and young adults receiving provincial supports.

Financial relief measures include income supports, such as the BC Emergency Benefit for Workers, and the crisis supplement for income and disability assistance clients including low-income seniors. Measures also include rental relief assistance for individuals, families and businesses, and targeted financial relief for a number of sectors.

Economic recovery spending measures include a grant program for small and medium sized businesses, training and job creation initiatives including new jobs to help people enter the health sector. Other measures include community infrastructure grants and projects, support for the tourism sector and programs to increase food security. Other economic recovery spending measures include provincial funding to support K-12 students to return to classrooms, and funding for CleanBC initiatives and other technology and innovation programs and initiatives.

Details of the Pandemic Contingencies notional allocations as of November 30, 2020 are shown in Table 1. The key changes from the First Quarterly Report (Q1) include increased allocations for health care services as well as updated forecasts for critical services and financial supports based on updated projections on client demand and cost, including:

•	Child care services –educed from $254 million at Q1 to $191 million based on the ministry redirecting some existing base budget funding to the program to reduce the forecasted draw on Contingencies;

•	Crisis Supplement and other income and disability assistance supports – reduced from $685 million at Q1 to $624 million;

•	Temporary Rent Supplement – reduced from $149 million at Q1 to $129 million;

•	Pandemic Pay – payroll related expenses (e.g. EI, CPP, EHT, etc.) of $41 million funded out of Pandemic Contingencies; and

•	Canada Emergency Commercial Rent Assistance Program – reduced from $79 million at Q1 to $20 million.

The table also includes $2 billion for supplementary estimates tabled in December 2020. The supplementary estimates will provide funding for the one-time BC Recovery Benefit ($1.7 billion), the BC Recovery Supplement which will provide income and disability assistance clients with $150 per month top-up from January to March 2021 ($110 million), and to fund the Increased Employment Incentive tax credit announced as part of the StrongerBC Economic Recovery Plan ($190 million). While the Increased Employment Incentive program will be administered through the Employer Health Tax Act (and would therefore normally constitute “statutory spending” and not need appropriation authority), the legislative changes required will likely not be in place prior to the scheduled payments. Therefore, additional voted appropriation will be needed to enable the anticipated payments. Allocations for any new or extended measures will be subject to the approval of Cabinet and Treasury Board.

Vote 53 Contingencies (All Ministries): Federal and Provincial Pandemic Support

On July 16, 2020, the federal, provincial and territorial governments announced plans for a Safe Restart Agreement, which aimed to support the reopening of provincial and territorial economies over the next six to eight months.

Under the Agreement, the federal government has committed close to $2 billion for B.C. While approximately $1.15 billion of the federal funding will be used to help fund the cost of continuing significant measures in B.C. that are underway or planned, part of the agreement requires 50/50 provincial/federal cost-sharing. This relates specifically to municipal and transit-related relief and restart measures.

Fall 2020 Economic & Fiscal Update	| 11

Updated 2020/21 Financial Forecast

Table 2: – Vote 53 Federal and Provincial Contingencies Allocations as of November 30, 2020

	Provincial Allocation	Federal Allocation	Total
Municipalities	$270 million	$270 million	$540 million
Transit	$540 million	$540 million	$1,080 million
Total	$810 million	$810 million	$1.620 billion

On August 14, 2020, the Legislative Assembly authorized Vote 53 Contingencies (All Ministries): Federal and Provincial Pandemic Support. The Vote 53 Contingencies provides up to $1 billion net spending appropriation for the Province to support the cost-share arrangement for municipal and transit funding, and other pandemic priorities.

Current provincial spending allocations for Vote 53 are $810 million for municipal and transit related restart supports as shown in Table 2.

Other COVID-19 Response and Relief Measures

In addition to the Vote 52 and Vote 53 Pandemic Contingencies spending measures, government has implemented a number of other measures which include tax and revenue measures, and statutory spending related to COVID-19.

Tax measures includes a reduction in school tax for commercial properties by an average of 25 per cent in the 2020 calendar year (estimated at $714 million in reduced taxes) and the one-time Climate Action Tax Credit enhancement (estimated $500 million). Government has also delayed the scheduled increase to the carbon tax rate and other Budget 2020 tax measures to April 1, 2021, estimated to reduce taxes by $268 million.

As part of the StrongerBC Economic Recovery Plan, government also introduced a temporary PST exemption on select machinery and equipment to support businesses that are pivoting their operations in response to the pandemic. The PST exemption is estimated to save businesses $470 million.

Revenue relief measures include temporary wholesale pricing for restaurants, bars and tourism operators with liquor licences, and ICBC payment relief and deferral measures.

Statutory spending directly related to COVID-19 includes funding for the Pandemic Pay for frontline workers in health and social sectors (a federal-provincial cost-sharing initiative), hotel purchases to support homelessness response measures, and spending related to COVID-19 emergency coordination and response.

Government also approved revised spending targets for the Forest Enhancement Society to ensure its tree planting continues as planned to secure future economic and environmental benefits while meeting the new COVID-19 related guidelines for industrial camps.

The estimated provincial value of these measures is nearly $2.3 billion as shown in Table 3.

Government has also implemented payment deferral measures to provide administrative and financial relief to individuals, businesses and municipalities. This includes a six-month moratorium on student loan collection, BC Hydro bill relief for residential and commercial customers, and bill deferrals for industrial customers and deferred school tax remittance for municipalities. Government also provided administrative relief by extending tax filing and payment deadlines for the employer health tax, provincial sales tax, municipal and regional district tax on short-term accommodation, tobacco tax, motor fuel tax, and carbon tax. The estimated value of eligible deferrals is over $6.2 billion as shown in Table 4. The majority of these deferral measures have since concluded, with the exception of the employer health tax instalment payment deadline extension.

As deferral payments are expected to be received at a later date, they do not directly impact the fiscal plan. There may be payment defaults on some of these revenues owed to government, depending on the breadth and duration of the pandemic, as well as consumer and business confidence and behaviour. As cash payments are received starting in October, any adjustments related to doubtful accounts will be made if necessary and incorporated into the fiscal forecasts.

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Updated 2020/21 Financial Forecast

Table 3 – Other Response and Temporary Relief Measures as of November 30, 2020

Estimated Cost	Measure
$714 million	Reduced school tax for commercial properties for the 2020 calendar year
$500 million	Climate Action Tax Credit one-time enhancement
$470 million[1]	Temporary PST rebate on select machinery and equipment
$65 million ($384 million total federal-provincial)[2]	Pandemic Pay for Frontline Workers
$268 million	Delays to the planned increase in the carbon tax rate and delays in effective date of other new tax measures
$111 million	Purchase of hotels to house decamped homeless populations
$68 million	Emergency Program Act – COVID-19 related coordination and measures
$26 million	Temporary wholesale pricing for liquor licensees
$17 million	ICBC temporary fee relief measures
$11 million	Forest Enhancement Society of BC –tree planting camps
$3 million	Commercial Recreation Tenures and Permits financial relief
$2.253 billion	Provincial Total for Other Response and Temporary Relief Measures

1 $235 million in 2020/21 and $235 million in 2021/22.

2 $41 million in provincial allocation for Pandemic Pay payroll related expenses is funded from Vote 52, for a total provincial contribution of $106 million (and total federal-provincial allocation of $425 million).

Table 4 – Payment Deferral Measures (no direct operating fiscal impact)

Estimated value of deferral	Measure
$70 million	Six-month moratorium on student fee collection
$103 million	BC Hydro bill deferrals for industrial customers and bill relief measures
Over $1 billion	Postponing municipal remittance date for school taxes to the end of the calendar year
Over $5 billion	Extended tax filing and payment deadlines for the employer health tax, provincial sales tax, municipal and regional district tax on short-term accommodation, tobacco tax, motor fuel tax, and carbon tax
Over $6.2 billion	Total Value of Deferrals

*Note: All deferral measures have since concluded, with the exception of the employer health tax instalment payment deadline extension.

Descriptions of all measures can be found in the Appendix (page 37).

Fall 2020 Economic & Fiscal Update	| 13

Updated 2020/21 Financial Forecast

Provincial Capital Spending

Capital spending is projected to total $10.1 billion in 2020/21, $241 million lower than the forecast in the First Quarterly Report (see Tables 1.3 and 1.9).

Table 1.3 2020/21 Capital Spending Update
	($ millions)
2020/21 capital spending at Budget 2020	10,535		10,535
2020/21 capital spending at the First Quarterly Report		10,387

	Q1	Fall 2020	Total
	Update	Update	Changes
Taxpayer-supported changes:
Primarily changes in own-source school district spending	49	(40)	9
Timing of post-secondary institution spending	(26)	8	(18)
Timing of health authority spending	(52)	(117)	(169)
Timing of transportation sector spending	(210)	(29)	(239)
Higher social housing spending	124	(26)	98
Other net adjustments to capital schedules	4	(30)	(26)
Total taxpayer-supported	(111)	(234)	(345)
Self-supported changes:
Timing of Liquor Distribution Branch spending	(32)	(7)	(39)
Timing of BC Hydro spending	-	5	5
Lower other spending	(5)	(5)	(10)
Total self-supported	(37)	(7)	(44)
Total changes	(148)	(241)	(389)
2020/21 capital spending at the First Quarterly Report	10,387
2020/21 capital spending at the Fall 2020 Economic & Fiscal Update		10,146	10,146

Taxpayer-supported capital spending is projected at $6.8 billion. The $234 million decrease since the First Quarterly Report is mainly due to changes in project timing, in particular the timing of health projects. There are also smaller changes due to the timing of projects in other sectors, such as some school district projects.

At $3.4 billion, self-supported capital spending is $7 million lower than the First Quarterly Report mainly because of lower spending by the Liquor Distribution Branch.

Projects Over $50 Million

Approved major capital projects with budgets greater than $50 million are presented in Table 1.10. Since the First Quarterly Report three projects have been added to the table:

•	British Columbia Institute of Technology Student Housing project ($115 million);

•	Royal BC Museum – Collections and Research Building project ($177 million); and

•	BC Hydro’s 5L063 Telkwa relocation project ($66 million).

14 |	Fall 2020 Economic & Fiscal Update

Updated 2020/21 Financial Forecast

The following projects have been completed since the First Quarterly Report and are no longer listed in the table:

•	R.E. Mountain Secondary (Willoughby Slope); and

•	BC Hydro’s Ruskin Dam safety and powerhouse upgrade project and Cheakamus unit 1 and 2 generator replacement project.

Changes since the First Quarterly Report for existing projects include:

•	The Centennial Secondary School project completion date changed from 2020 to 2021 to align with the revised project schedule;

•	South Side Area Elementary Middle project name changed to Stitos Elementary Middle;

•	Sheffield Elementary project completion date changed from 2021 to 2022 to align with the revised project schedule;

•	Kootenay Lake ferry service upgrade project costs increased from $55 million to $85 million reflecting updated costing at procurement for construction at the inland assembly site;

•	The Broadway Subway project provincial contribution decreased from $1.83 billion to $1.38 billion as $450 million in private financing is now finalized with the awarding of the construction contract;

•	6585 Sussex Ave (Affordable Rental Housing) project completion date changed from 2022 to 2021 to align with the revised project schedule;

•	Mount Lehman substation upgrade project completion date changed from 2022 to 2023 to align with the revised project schedule; and

•	Enhanced Care Coverage Program (ICBC) project costs increased from $94 million to $96 million.

Provincial Debt

The provincial debt, including a $1 billion forecast allowance, is projected to total $88.6 billion by the end of the fiscal year — $756 million higher than the forecast in the First Quarterly Report.

Taxpayer-supported debt is forecast to be $60.5 billion at the end of 2020/21 — $744 million higher than forecast in the First Quarterly Report. This increase reflects the change in operating results of $851 million, $81 million for changes to asset and liability balances, and lower capital contributions from external parties of $46 million, partially offset by lower capital spending of $234 million.

The taxpayer-supported debt-to-GDP ratio is projected to be 20.8 per cent — unchanged from the First Quarterly Report.

The taxpayer-supported debt-to-revenue ratio is forecast to end the fiscal year at 109.7 per cent — a 0.9 percentage point improvement from the First Quarterly Report.

Self-supported debt is forecast to be $27.1 billion at the end of 2020/21 — $12 million higher than the First Quarterly Report reflecting lower than expected internal financing ($19 million), partly offset by a decrease in capital infrastructure investments ($7 million).

Fall 2020 Economic & Fiscal Update	| 15

Updated 2020/21 Financial Forecast

Table 1.4 2020/21 Provincial Debt Update

	($ millions)
2020/21 provincial debt forecast at Budget 2020	76,392		76,392
2020/21 provincial debt forecast at the First Quarterly Report		87,870

	Q1	Fall 2020	Total
	Update	Update	Changes
Taxpayer-supported changes:
Higher debt level from 2019/20	1,660	-	1,660
Change in operating results (before forecast allowance)	12,319	851	13,170
Increase in cash and temporary investments	1,342	220	1,562
Decrease in accounts receivable	(592)	(111)	(703)
Decrease in loans, advances and mortgages receivable	(1,185)	(151)	(1,336)
Decrease in sinking fund balances	(193)	5	(188)
Decrease in prepaid program costs and other non-financial assets	(538)	156	(382)
Increase in accounts payable and deferred revenue	(2,183)	(38)	(2,221)
Lower capital contributions from external parties	81	46	127
Lower capital spending	(111)	(234)	(345)
Total taxpayer-supported	10,600	744	11,344

Self-supported changes:
Higher debt level from 2019/20	163	-	163
Lower capital spending	(37)	(7)	(44)
Changes in internal financing	52	19	71
Total self-supported	178	12	190
Forecast allowance increase	700	-	700
Total changes	11,478	756	12,234
2020/21 provincial debt forecast at the First Quarterly Report	87,870
2020/21 provincial debt forecast at the Fall 2020 Economic & Fiscal Update		88,626	88,626

While there is an increase in borrowing and higher debt levels, the B.C. government is able to borrow at low interest rates, and as a result debt affordability remains at levels that are lower than they have been historically, as shown in Chart 1.3 below.

Chart 1.3 Debt Affordability

Details on provincial debt are shown in Table 1.11.

16 |	Fall 2020 Economic & Fiscal Update

Updated 2020/21 Financial Forecast

Risks to the Fiscal Forecast

The global response to the COVID-19 pandemic to protect the health and safety of people includes social distancing rules, self-isolation processes, border closures and restrictions and shutdowns in some sectoral and regional parts of the economy. Governments around the world have implemented various measures and strategies to provide liquidity and financial relief to individuals and businesses.

The major risks to the updated economic and fiscal forecasts continue to be the extent of the spread or containment of the virus in B.C. and its major trading partners; the timing, efficacy, availability and distribution of COVID-19 vaccines; and the behaviour and confidence of individuals, consumers and businesses during Phase 3 of the BC Restart Plan. The uncertainty of the depth and duration of the pandemic as well as the pace and timing of the recovery contributes to the potential volatility in the updated economic and fiscal outlooks.

Personal and corporate income tax assessments for the 2019 tax year will not be finalized until March 2021. Extended filing dates provided to individuals and business to file their income tax returns means that less information is available now which could result in further revenue and tax transfer expense adjustments related to the 2019 income tax entitlement. In addition, the federal government could amend the corporate income tax cash advances currently in the forecast, resulting in changes to the corporate income tax revenue outlook. Property transfer tax and provincial sales tax revenues are impacted by consumer and business confidence, the number of residential transactions, average home sale prices and the amount of taxable purchases of goods and services. The global COVID-19 pandemic has resulted in heightened risks to these and other factors affecting own source revenues, including the net income of commercial Crown corporations.

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency plans and strategies, including $7.81 billion in additional spending appropriated for COVID-19 through Supplementary Estimates. Risks to the fiscal forecast include the extent of the spread of the COVID-19 virus which may require additional spending, as well as changes in planning assumptions such as utilization or demand rates for government services in the health care, education, and community social services sectors.

Capital spending may be influenced by several factors including physical distancing on work sites, design development, procurement activity, weather, geotechnical conditions and interest rates. Risks associated with operating results and capital spending could also affect debt levels.

In recognition of the heightened risks, the updated forecast in 20202/21 includes a $1.0 billion forecast allowance, unchanged from the First Quarterly Report and a $700 million increase from Budget 2020.

Actual operating results, capital spending and debt figures may differ from the current forecast. Variables will continue to change throughout the year as new information becomes available, with potentially material impacts. Government will provide an update to the fiscal plan in Budget 2021.

Fall 2020 Economic & Fiscal Update	| 17

Updated 2020/21 Financial Forecast

Supplementary Schedules

The following tables provide the financial results for the six months ended September 30, 2020 and the 2020/21 full-year forecast.

Table 1.5 2020/21 Operating Statement

	Year-to-Date to September 30				Full Year
	2020 /21			Actual	2020 /21			Actual
($ millions)	Budget	Actual	Variance	2019/20	Budget	Forecast	Variance	2019/20
Revenue	30,124	29,144	(980)	29,089	60,585	57,424	(3,161)	58,660
Expense	(28,254)	(29,570)	(1,316)	(27,735)	(60,058)	(70,067)	(10,009)	(58,981)
Surplus (deficit) before forecast allowance	1,870	(426)	(2,296)	1,354	527	(12,643)	(13,170)	(321)
Forecast allowance	-	-	-	-	(300)	(1,000)	(700)	-
Surplus (deficit)	1,870	(426)	(2,296)	1,354	227	(13,643)	(13,870)	(321)
Accumulated surplus beginning of the year	8,754	8,106	(648)	8,551	8,754	8,106	(648)	8,427
Accumulated surplus (deficit) before comprehensive income	10,624	7,680	(2,944)	9,905	8,981	(5,537)	(14,518)	8,106
Accumulated other comprehensive income from self-supported Crown agencies	45	808	763	239	65	681	616	(224)
Accumulated surplus (deficit) end of period	10,669	8,488	(2,181)	10,144	9,046	(4,856)	(13,902)	7,882

18 |	Fall 2020 Economic & Fiscal Update

Updated 2020/21 Financial Forecast

Table 1.6 2020/21 Revenue by Source

	Year-to-Date to September 30				Full Year
	2020/21			Actual	2020 /21			Actual
($ millions)	Budget	Actual	Variance	2019/20	Budget	Forecast	Variance	2019/20
Taxation
Personal income	5,821	5,342	(479)	5,439	11,771	10,964	(807)	10,657
Corporate income	3,119	2,934	(185)	2,763	4,739	3,673	(1,066)	5,011
Employer health	966	913	(53)	927	1,924	1,823	(101)	1,897
Sales [1]	4,176	3,684	(492)	3,918	7,905	6,746	(1,159)	7,374
Fuel	537	467	(70)	532	1,024	934	(90)	1,008
Carbon	929	727	(202)	793	1,954	1,560	(394)	1,682
Tobacco	414	411	(3)	393	755	740	(15)	729
Property	1,499	1,228	(271)	1,350	3,026	2,339	(687)	2,608
Property transfer	880	871	(9)	821	1,586	1,750	164	1,609
Insurance premium	330	330	-	312	660	705	45	691
	18,671	16,907	(1,764)	17,248	35,344	31,234	(4,110)	33,266
Natural resources
Natural gas royalties	100	46	(54)	46	207	147	(60)	118
Forests	375	388	13	471	867	993	126	988
Other natural resources [2]	542	445	(97)	672	1,075	921	(154)	1,162
	1,017	879	(138)	1,189	2,149	2,061	(88)	2,268
Other revenue
Medical Services Plan premiums	-	-	-	705	-	(4)	(4)	1,063
Post-secondary education fees	929	849	(80)	883	2,578	2,304	(274)	2,451
Other fees and licenses [3]	1,029	932	(97)	1,019	2,089	1,898	(191)	2,058
Investment earnings	643	616	(27)	601	1,247	1,228	(19)	1,263
Miscellaneous [4]	1,789	1,635	(154)	1,683	3,798	3,241	(557)	3,838
	4,390	4,032	(358)	4,891	9,712	8,667	(1,045)	10,673
Contributions from the federal government
Health and social transfers	3,842	3,840	(2)	3,701	7,683	7,733	50	7,494
COVID-19 related funding	-	1,378	1,378	-	-	2,618	2,618	-
Other federal government contributions [5]	909	832	(77)	788	2,280	2,329	49	2,041
	4,751	6,050	1,299	4,489	9,963	12,680	2,717	9,535
Commercial Crown corporation net income
BC Hydro	13	10	(3)	25	712	712	-	705
Liquor Distribution Branch	596	613	17	566	1,134	1,127	(7)	1,107
BC Lottery Corporation [6]	667	186	(481)	694	1,363	408	(955)	1,336
ICBC [7]	(53)	383	436	(87)	86	410	324	(376)
Other [8]	72	84	12	74	122	125	3	146
	1,295	1,276	(19)	1,272	3,417	2,782	(635)	2,918
Total revenue	30,124	29,144	(980)	29,089	60,585	57,424	(3,161)	58,660

[1]	Includes provincial sales tax and social services tax/hotel room tax related to prior years.
[2]	Columbia River Treaty, other energy and minerals, water rental and other resources.
[3]	Healthcare-related, motor vehicle, and other fees.
[4]	Includes reimbursements for health care and other services provided to external agencies, and other recoveries.
[5]	Includes contributions for health, education, community development, housing and social service programs, and transportation projects.
[6]	Net of payments to the federal government.
[7]	Does not include non-controlling interest.
[8]	Includes Columbia Power Corporation, BC Railway Company, Columbia Basin power projects, and post-secondary institutions’ self-supported subsidiaries.

Fall 2020 Economic & Fiscal Update	| 19

Updated 2020/21 Financial Forecast

Table 1.7 2020/21 Expense by Ministry, Program and Agency

	Year-to-Date to September 30				Full Year
	2020/21			Actual	2020/21			Actual
($ millions)	Budget	Actual	Variance	2019/20 [1]	Budget	Forecast	Variance	2019/20
Office of the Premier	6	6	-	7	11	11	-	12
Advanced Education, Skills and Training	1,224	1,135	(89)	1,221	2,366	2,366	-	2,331
Agriculture	47	57	10	43	95	95	-	112
Attorney General	319	352	33	339	652	652	-	718
Children and Family Development	1,074	886	(188)	1,004	2,228	2,228	-	2,149
Citizens’ Services	265	290	25	282	552	552	-	596
Education	3,442	3,541	99	3,356	6,697	6,697	-	6,647
Energy, Mines and Petroleum Resources	71	41	(30)	65	114	114	-	251
Environment and Climate Change Strategy	99	153	54	115	245	257	12	244
Finance	446	526	80	369	838	1,680	842	1,366
Forests, Lands, Natural Resource Operations and Rural Development	358	456	98	472	844	927	83	958
Health	10,892	10,539	(353)	10,230	22,190	22,190	-	20,825
Indigenous Relations and Reconciliation	46	56	10	80	97	97	-	353
Jobs, Economic Development and Competitiveness	52	44	(8)	44	93	93	-	98
Labour	8	9	1	8	17	17	-	16
Mental Health and Addictions	5	4	(1)	3	10	10	-	23
Municipal Affairs and Housing	411	487	76	448	650	650	-	1,182
Public Safety and Solicitor General	421	449	28	430	852	972	120	963
Social Development and Poverty Reduction	1,825	1,821	(4)	1,759	3,683	3,683	-	3,569
Tourism, Arts and Culture	107	101	(6)	88	161	161	-	184
Transportation and Infrastructure	464	466	2	462	929	929	-	919
Total ministries and Office of the Premier	21,582	21,419	(163)	20,825	43,324	44,381	1,057	43,516
Management of public funds and debt	589	635	46	623	1,197	1,265	68	1,234
Contingencies	-	-	-	-	1,066	1,066	-	-
COVID-19 Contingencies - Vote 52 [2,3]	-	1,664	1,664	-	-	7,000	7,000	-
COVID-19 Contingencies - Vote 53 [4]	-	-	-	-	-	810	810	-
Funding for capital expenditures	877	617	(260)	534	2,789	2,622	(167)	1,653
Refundable tax credit transfers	764	1,202	438	732	1,686	2,131	445	1,413
Legislative Assembly and other appropriations	80	75	(5)	71	166	234	68	150
Total appropriations	23,892	25,612	1,720	22,785	50,228	59,509	9,281	47,966
Elimination of transactions between appropriations [5]	(5)	(8)	(3)	(10)	(20)	(15)	5	(20)
Prior year liability adjustments	-	-	-	-	-	-	-	(126)
Consolidated revenue fund expense	23,887	25,604	1,717	22,775	50,208	59,494	9,286	47,820
Expenses recovered from external entities	1,382	1,451	69	1,725	3,335	4,425	1,090	3,850
Elimination of funding provided to service delivery agencies	(14,816)	(15,262)	(446)	(13,744)	(30,813)	(33,260)	(2,447)	(28,928)
Total direct program spending	10,453	11,793	1,340	10,756	22,730	30,659	7,929	22,742
Service delivery agency expense
School districts	3,052	2,970	(82)	3,038	7,080	7,446	366	6,995
Universities	2,565	2,463	(102)	2,468	5,457	5,382	(75)	5,252
Colleges and institutes	703	673	(30)	681	1,464	1,443	(21)	1,465
Health authorities and hospital societies	8,723	8,727	4	8,209	17,425	18,791	1,366	17,038
Other service delivery agencies	2,758	2,944	186	2,583	5,902	6,346	444	5,489
Total service delivery agency expense	17,801	17,777	(24)	16,979	37,328	39,408	2,080	36,239
Total expense	28,254	29,570	1,316	27,735	60,058	70,067	10,009	58,981

[1]	Restated to reflect government’s current organization and accounting policies as of September 30, 2020.
[2]	On March 23, 2020, the Legislative Assembly passed Supplementary Estimates of $5 billion to establish a new Vote 52 - Contingencies (All Ministries): Pandemic Response and Economic Recovery. An additional $2 billion in appropriation is expected to be tabled in December 2020 to fund further COVID-19 measures.
[3]	As of September 30, 2020, COVID-19 spending funded by Vote 52 is as follows (by ministry): $637 million Finance - B.C. Emergency Benefits for Workers; $430 million Social Development and Poverty Reduction; $324 million Children and Family Development; $144 million Education; $64 million Municipal Affairs and Housing; $32 million Health; $28 million Tourism, Arts, and Culture; $5 million Mental Health and Addictions. There is also an additional $61 million spent funded from the base budgets of various ministries; bringing the total Q2 actual COVID-19 spending to $1.725 billion.
[4]	On August 14, 2020, the Legislative Assembly passed Supplementary Estimates No. 2 of $1 billion to establish a new Vote 53 - Contingencies (All Ministries): Federal and Provincial Pandemic Support. The forecast reflects the provincial portion of the federal-provincial cost-shared investments under the Safe Restart Agreement.
[5]	Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

20 |	Fall 2020 Economic & Fiscal Update

Updated 2020/21 Financial Forecast

Table 1.8 2020/21 Expense by Function

	Year-to-Date to Sept 30				Full Year
	2020/21			Actual	2020/21			Actual
($ millions)	Budget	Actual	Variance	2019/20	Budget	Forecast	Variance	2019/20
Health:
Medical Services Plan	2,458	2,332	(126)	2,519	5,275	5,275	-	5,013
Pharmacare	734	731	(3)	740	1,561	1,561	-	1,517
Regional services	8,793	8,522	(271)	7,914	16,541	16,695	154	16,047
Other healthcare expenses [1]	56	67	11	379	908	1,064	156	872
	12,041	11,652	(389)	11,552	24,285	24,595	310	23,449

Education:
Elementary and secondary	3,293	3,074	(219)	3,294	7,618	7,969	351	7,582
Post-secondary	3,313	3,134	(179)	3,147	7,125	7,152	27	6,842
Other education expenses [2]	252	85	(167)	75	435	437	2	310
	6,858	6,293	(565)	6,516	15,178	15,558	380	14,734

Social services:
Social assistance [1,2]	1,163	1,177	14	1,149	2,363	2,441	78	2,342
Child welfare [1]	1,025	849	(176)	963	2,239	2,241	2	1,940
Low income tax credit transfers	169	659	490	153	352	865	513	435
Community living and other services	620	623	3	586	1,247	1,245	(2)	1,170
	2,977	3,308	331	2,851	6,201	6,792	591	5,887

Protection of persons and property	886	935	49	905	1,817	1,957	140	2,126
Transportation	997	1,043	46	979	2,228	2,169	(59)	2,126
Natural resources and economic development	1,390	1,465	75	1,703	3,097	3,067	(30)	3,778
Other	1,076	968	(108)	1,112	2,033	2,795	762	2,501
Contingencies	-	-	-	-	1,066	1,066	-	-
COVID-19 Contingencies - Vote 52 [3,4]	-	1,664	1,664	-	-	7,000	7,000	-
COVID-19 Contingencies - Vote 53 [5]	-	-	-	-	-	810	810	-
General government	716	879	163	784	1,430	1,534	104	1,653
Debt servicing	1,313	1,363	50	1,333	2,723	2,724	1	2,727
Total expense	28,254	29,570	1,316	27,735	60,058	70,067	10,009	58,981

[1]	Payments for healthcare services by the Ministry of Social Development and Poverty Reduction the Ministry of Mental Health and Addictions and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.
[2]	Payments for training costs by the Ministry of Social Development and Poverty Reduction made on behalf of its clients are reported in the Education function.
[3]	On March 23, 2020, the Legislative Assembly passed Supplementary Estimates of $5 billion to establish a new Vote 52 - Contingencies (All Ministries): Pandemic Response and Economic Recovery. An additional $2 billion in appropriation is expected to be tabled in December 2020 to fund further COVID-19 measures.
[4]	As of September 30, 2020, COVID-19 spending funded by Vote 52 is as follows (by function): $430 million in social assistance, $324 million in child welfare $144 million in K-12 education, $37 million in healthcare, $28 million in economic development, $637 million in general government and $64 million in other services.
[5]	On August 14, 2020, the Legislative Assembly passed Supplementary Estimates No. 2 of $1 billion to establish a new Vote 53 - Contingencies (All Ministries): Federal and Provincial Pandemic Support. The forecast reflects the provincial portion of the federal-provincial cost-shared investments under the Safe Restart Agreement.

Fall 2020 Economic & Fiscal Update	| 21

Updated 2020/21 Financial Forecast

Table 1.9 2020/21 Capital Spending

	Year-to-Date to September 30				Full Year
	2020/21			Actual	2020/21			Actual
($ millions)	Budget	Actual	Variance	2019/20	Budget	Forecast	Variance	2019/20
Taxpayer-supported
Education
School districts	496	483	(13)	438	994	1,003	9	877
Post-secondary institutions	364	347	(17)	349	977	959	(18)	936
Health	567	337	(230)	307	1,862	1,693	(169)	1,009
BC Transportation Financing Authority	956	608	(348)	488	1,870	1,692	(178)	955
BC Transit	55	55	-	22	184	123	(61)	73
Government ministries	138	99	(39)	126	569	535	(34)	520
Social housing [1]	283	249	(34)	174	578	676	98	355
Other	33	23	(10)	17	92	100	8	47
Total taxpayer-supported	2,892	2,201	(691)	1,921	7,126	6,781	(345)	4,772

Self-supported
BC Hydro	1,608	1,552	(56)	1,464	3,092	3,097	5	3,082
Columbia Basin power projects [2]	7	2	(5)	991	14	8	(6)	994
BC Railway Company	5	1	(4)	3	10	11	1	6
ICBC	48	47	(1)	33	116	111	(5)	62
BC Lottery Corporation	53	18	(35)	33	105	105	-	102
Liquor Distribution Branch	38	10	(28)	16	72	33	(39)	36
Other [3]	-	-	-	-	-	-	-	104
Total self-supported	1,759	1,630	(129)	2,540	3,409	3,365	(44)	4,386
Total capital spending	4,651	3,831	(820)	4,461	10,535	10,146	(389)	9,158

[1]	Includes BC Housing Management Commission and Provincial Rental Housing Corporation.
[2]	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.
[3]	Includes post-secondary institutions’ self-supported subsidiaries.

22 |	Fall 2020 Economic & Fiscal Update

Updated 2020/21 Financial Forecast

Table 1.10 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2020/21 First Quarterly Report released on September 10, 2020.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2020	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
	Taxpayer-supported
Schools
Centennial Secondary [2]	2021	55	6	61	61	-	-	-
Argyle Secondary	2020	55	7	62	50	-	-	12
Grandview Heights Secondary	2021	56	27	83	63	-	-	20
Handsworth Secondary	2022	20	49	69	69	-	-	-
New Westminster Secondary	2021	82	25	107	107	-	-	-
Burnaby North Secondary	2022	13	95	108	99	-	-	9
Eric Hamber Secondary	2023	11	94	105	93	-	-	12
Stitos Elementary Middle[3]	2022	14	40	54	49	-	-	5
Sheffield Elementary	2022	5	47	52	47	-	-	5
West Langford Elementary and Middle	2022	13	76	89	89	-	-	-
Victoria High School	2022	7	73	80	77	-	-	3
Quesnel Junior School	2022	3	49	52	52	-	-	-
Cowichan Secondary	2024	3	79	82	80	-	-	2
Seismic mitigation program [4]	2030	611	933	1,544	1,544	-	-	-
Total schools		948	1,600	2,548	2,480	-	-	68
Post-secondary institutions
Simon Fraser University – Energy Systems Engineering Building [2,5]	2019	124	2	126	45	-	45	36
British Columbia Institute of Technology – Health Sciences Centre for Advanced Simulation	2022	21	67	88	66	-	-	22
Simon Fraser University – Student Housing	2022	10	94	104	73	-	-	31
University of Victoria – Student Housing	2023	29	203	232	128	-	-	104
British Columbia Institute of Technology – Student Housing	2024	-	115	115	109	-	-	6
Total post-secondary institutions		184	481	665	421	-	45	199
Health facilities
Royal Inland Hospital Patient Care Tower
– Direct procurement	2024	13	116	129	39	-	-	90
– P3 contract	2022	159	129	288	-	164	-	124
Vancouver General Hospital – Jim Pattison
Pavilion Operating Rooms	2021	70	32	102	35	-	-	67
Interior Heart and Surgical Centre [2]
– Direct procurement	2018	176	72	248	213	-	-	35
– P3 contract	2015	133	-	133	4	79	-	50
Children’s and Women’s Hospital
– Direct procurement	2020	286	22	308	178	-	-	130
– P3 contract	2018	368	-	368	167	187	-	14
Penticton Regional Hospital – Patient Care Tower
– Direct procurement	2022	34	46	80	22	-	-	58
– P3 contract	2019	231	1	232	-	139	-	93
Royal Columbian Hospital – Phase 1	2020	240	19	259	250	-	-	9
Royal Columbian Hospital – Phases 2 & 3	2026	42	1,194	1,236	1,174	-	-	62
Peace Arch Hospital Renewal	2022	25	59	84	8	-	-	76
Red Fish Healing Centre for Mental Health and Addiction - θəqiʔ ɫəwʔənəq leləm	2021	78	53	131	131	-	-	-
Dogwood Complex Residential Care	2022	4	54	58	-	-	-	58
Lions Gate Hospital – New Acute Care Facility	2024	2	253	255	89	-	-	166
St Paul’s Hospital	2026	10	2,073	2,083	1,158	-	-	925
Health facilities continued on the next page

Fall 2020 Economic & Fiscal Update	| 23

Updated 2020/21 Financial Forecast

Table 1.10 Capital Expenditure Projects Greater Than $50 million 1 (continued)

Note: Information in bold type denotes changes from the 2020/21 First Quarterly Report released on September 10, 2020.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2020	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Health facilities continued
Mills Memorial Hospital	2026	9	438	447	337	-	-	110
Burnaby Hospital Redevelopment - Phase 1 [6]	2025	3	574	577	543	-	-	34
Cariboo Memorial Hospital	2026	-	218	218	131	-	-	87
Stuart Lake Hospital	2024	1	115	116	98	-	-	18
Cowichan District Hospital	2026	-	887	887	605	-	-	282
Dawson Creek & District Hospital	2025	-	378	378	247	-	-	131
Clinical and Systems Transformation	2025	457	246	703	702	-	-	1
iHealth Project – Vancouver Island
Health Authority	2025	99	56	155	55	-	-	100
Total health facilities		2,440	7,035	9,475	6,186	569	-	2,720
Transportation
Highway 91 Alex Fraser Bridge Capacity Improvements [2]	2019	67	3	70	37	-	33	-
Highway 97 Williams Lake Indian Reserve to Lexington Road [2]	2019	57	-	57	57	-	-	-
Highway 1 widening and 216th Street Interchange [2]	2020	59	3	62	28	-	22	12
Highway 1 – Admirals Road/McKenzie Avenue Interchange [2]	2020	95	1	96	63	-	33	-
Highway 7 Corridor improvements	2020	66	4	70	48	-	22	-
Highway 99 10-Mile Slide	2021	39	21	60	60	-	-	-
Highway 1 Lower Lynn Corridor improvements	2021	153	45	198	77	-	66	55
Highway 1 Illecillewaet Four-Laning and Brake Check improvements	2022	37	48	85	69	-	16	-
Highway 14 Corridor improvements	2022	14	72	86	56	-	30	-
West Fraser Road Realignment	2023	6	97	103	103	-	-	-
Highway 1 Chase Four-Laning	2023	32	228	260	248	-	12	-
Highway 91 to Highway 17 and Deltaport Way Corridor improvements	2023	78	182	260	87	-	82	91
Highway 1 Salmon Arm West	2023	43	142	185	154	-	31	-
Highway 1 RW Bruhn Bridge	2023	22	203	225	134	-	91	-
Pattullo Bridge Replacement [7]	2023	226	1,151	1,377	1,076	301	-	-
Highway 1 Quartz Creek Bridge Replacement	2023	10	111	121	71	-	50	-
Kootenay Lake ferry service upgrade	2023	2	83	85	68	-	17	-
Highway 1 216th - 264th Street widening	2024	11	224	235	99	-	109	27
Highway 1 Kicking Horse Canyon Phase 4 [8]	2024	28	573	601	386	-	215	-
Broadway Subway	2025	218	2,609	2,827	1,380	450	897	100
Total transportation		1,263	5,800	7,063	4,301	751	1,726	285
Other taxpayer-supported
Abbotsford courthouse
– Direct procurement	2020	11	7	18	18	-	-	-
– P3 contract	2020	118	16	134	48	80	-	6
Nanaimo Correctional Centre Replacement	2023	4	153	157	157	-	-	-
Stanley New Fountain Hotel (Affordable Rental Housing)	2022	19	50	69	19	-	-	50
6585 Sussex Ave (Affordable Rental Housing)	2021	22	53	75	43	-	-	32
Clark & 1st Ave (Affordable Rental Housing)	2024	3	106	109	75	-	-	34
Royal BC Museum – Collections and Research Building	2024	0	177	177	177	-	-	-
Total other		177	562	739	537	80	-	122
Total taxpayer-supported		5,012	15,478	20,490	13,925	1,400	1,771	3,394

24 |	Fall 2020 Economic & Fiscal Update

Updated 2020/21 Financial Forecast

Table 1.10 Capital Expenditure Projects Greater Than $50 million 1 (continued)

Note: Information in bold type denotes changes from the 2020/21 First Quarterly Report released on September 10, 2020.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2020	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Power generation and transmission
BC Hydro
– Horne Payne substation upgrade project [2]	2019	70	1	71	71	-	-	-
– John Hart generating station replacement [2]	2019	976	3	979	979	-	-	-
– Bridge River 2 units 5 and 6 upgrade project [2]	2019	72	2	74	74	-	-	-
– South Fraser transmission relocation project [9]	TBD	30	46	76	76	-	-	-
– Downtown Vancouver Electricity Supply: West End strategic property purchase	2020	67	14	81	81	-	-	-
– Fort St. John and Taylor Electric Supply	2020	50	3	53	53	-	-	-
– Supply Chain Applications project [2]	2020	65	4	69	69	-	-	-
– UBC load increase stage 2 project	2021	45	10	55	55	-	-	-
– Peace Region Electricity Supply (PRES) project [10]	2021	183	102	285	285	-	-	-
– LNG Canada load interconnection project	2021	54	28	82	58	-	-	24
– Bridge River 2 upgrade units 7 and 8 project	2021	38	48	86	86	-	-	-
– Wahleach refurbish generator project	2021	22	29	51	51	-	-	-
– Mica replace units 1 to 4 generator transformers project	2022	36	44	80	80	-	-	-
– G.M. Shrum G1 to 10 control system upgrade	2023	50	25	75	75	-	-	-
– Mount Lehman substation upgrade project	2023	13	46	59	59	-	-	-
– Street light replacement program	2023	3	77	80	80	-	-	-
– 5L063 Telkwa relocation project	2023	12	54	66	66	-	-	-
– Capilano substation upgrade project	2024	9	78	87	87	-	-	-
– Sperling substation (SPG) metalclad switchgear replacement project	2024	3	51	54	54	-	-	-
– Site C project	2024	5,989	4,711	10,700	10,700	-	-	-
Total power generation and transmission		7,787	5,376	13,163	13,139	-	-	24

Other self-supported
Enhanced Care Coverage Program (ICBC)	2022	46	50	96	96	-	-	-
Total self-supported		7,833	5,426	13,259	13,235	-	-	24
Total $50 million projects		12,845	20,904	33,749	27,160	1,400	1,771	3,418

[1]	Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.
[2]	Assets have been put into service and only trailing costs remain.
[3]	Previously reported as South Side Area Elementary Middle.
[4]	The Seismic Mitigation Program consists of all spending to date on Phase 2 of the program and may include spending on projects greater than $50 million included in the table above.
[5]	Simon Fraser University and private donors contributed $26 million toward the project, and the university also contributed land valued at $10 million.
[6]	The concept plan for Phase 2 of the Burnaby Hospital Redevelopment has been approved. Financial information will be added to the table upon business case approval.
[7]	Pattullo Bridge forecasted to open to the public in 2023 with old bridge decommissioning to follow. Forecasted amount reflects total expenditures including capitalized and expensed items.
[8]	Kicking Horse Canyon Project costs exclude $11 million of past planning costs which are expensed.
[9]	Construction work on the South Fraser transmission relocation project is currently suspended pending the government's review of the George Massey Tunnel replacement.
[10]	The total cost represents the gross cost of the project and has not been netted for Federal Government contributions. The Federal Government's contribution amount is dependent on the final actual project costs and what costs are eligible under the agreement.

Fall 2020 Economic & Fiscal Update	| 25

Updated 2020/21 Financial Forecast

Table 1.11 2020/21 Provincial Debt 1

	Year-to-Date to Sept 30				Full Year
	2020/21			Actual	2020/21			Actual
($ millions)	Budget	Actual	Variance	2019/20	Budget	Forecast	Variance	2019/20
Taxpayer-supported debt
Provincial government
Operating	-	-	-	-	-	9,201	9,201	-
Liquidity enhancement [2]	-	5,338	5,338	-	-	-	-	-
Total provincial government	-	5,338	5,338	-	-	9,201	9,201	-
Other taxpayer-supported debt (mainly capital)
Education [3]
Post-secondary institutions	5,615	6,370	755	5,356	5,698	6,109	411	5,670
School districts	9,240	10,699	1,459	8,895	9,437	10,516	1,079	9,775
Total education	14,855	17,069	2,214	14,251	15,135	16,625	1,490	15,445
Health [3]	8,440	9,589	1,149	8,058	8,750	9,321	571	8,507
Highways and public transit
BC Transit	91	63	(28)	68	108	84	(24)	65
BC Transportation Financing Authority	13,271	12,759	(512)	11,829	14,195	13,816	(379)	12,193
Port Mann Bridge	3,510	3,510	-	3,511	3,510	3,510	-	3,510
Public transit	542	870	328	802	542	870	328	870
SkyTrain extension	714	1,021	307	942	714	1,021	307	1,021
Total highways and public transit	18,128	18,223	95	17,152	19,069	19,301	232	17,659
Other
BC Immigrant Investment Fund	38	44	6	58	30	42	12	45
BC Pavilion Corporation	382	377	(5)	370	385	385	-	378
Provincial government general capital	3,082	3,702	620	2,179	3,584	3,702	118	3,133
Social housing [4]	1,158	1,426	268	839	2,193	1,907	(286)	1,027
Other [5]	42	36	(6)	32	56	62	6	35
Total other	4,702	5,585	883	3,478	6,248	6,098	(150)	4,618
Total other taxpayer-supported	46,125	50,466	4,341	42,939	49,202	51,345	2,143	46,229
Total taxpayer-supported debt	46,125	55,804	9,679	42,939	49,202	60,546	11,344	46,229
Self-supported debt
Commercial Crown corporations
BC Hydro	23,795	24,260	465	22,738	24,357	24,363	6	23,238
BC Liquor Distribution Branch	285	209	(76)	-	273	226	(47)	210
BC Lottery Corporation [6]	116	241	125	100	123	280	157	233
Columbia Power Corporation	277	271	(6)	276	271	271	-	276
Columbia Basin power projects [7]	1,387	1,358	(29)	1,397	1,368	1,348	(20)	1,387
Post-secondary institutions’ subsidiaries	388	497	109	430	388	497	109	504
Other	98	98	-	29	110	95	(15)	84
Total self-supported debt	26,346	26,934	588	24,970	26,890	27,080	190	25,932
Forecast allowance	-	-	-	-	300	1,000	700	-
Total provincial debt	72,471	82,738	10,267	67,909	76,392	88,626	12,234	72,161

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	Liquidity enhancement represents the additional temporary borrowing undertaken during the COVID-19 crisis, beyond operating or capital needs, which is held in cash or cash equivalents.
[3]	Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges, health authorities and hospital societies (SUCH), and debt directly incurred by these entities.
[4]	Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.
[5]	Includes debt of other service delivery agencies, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.
[6]	BC Lottery Corporation budget amounts did not include amounts for lease liabilities related to right of use assets (IFRS 16 Leases). At March 31, 2020, BC Lottery Corporation recorded $53 million in lease liabilities.
[7]	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

26 |	Fall 2020 Economic & Fiscal Update

Updated 2020/21 Financial Forecast

Table 1.12 2020/21 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	September 30,	March 31,
($ millions)	2020	2020	2021
Financial assets:
Cash and temporary investments	3,985	10,899	4,906
Other financial assets	12,278	14,970	10,373
Sinking funds	692	692	504
Investments in commercial Crown corporations:
Retained earnings	6,515	7,968	8,561
Recoverable capital loans	24,768	25,912	25,807
Total investments in commercial Crown corporations	31,283	33,880	34,368
Total financial assets	48,238	60,441	50,151
Liabilities:
Accounts payable and accrued liabilities	11,497	10,767	12,307
Deferred revenue	10,576	13,429	11,910
Debt:
Taxpayer-supported debt	46,229	55,804	60,546
Self-supported debt	25,932	26,934	27,080
Forecast allowance	-	-	1,000
Total provincial debt	72,161	82,738	88,626
Add: debt offset by sinking funds	692	692	504
Less: guarantees and non-guaranteed debt	(1,337)	(1,318)	(1,278)
Financial statement debt	71,516	82,112	87,852
Total liabilities	93,589	106,308	112,069
Net liabilities	(45,351)	(45,867)	(61,918)
Capital and other non-financial assets:
Tangible capital assets	50,025	51,018	54,236
Other non-financial assets	3,208	3,337	2,826
Total capital and other non-financial assets	53,233	54,355	57,062
Accumulated surplus (deficit)	7,882	8,488	(4,856)

Changes in Financial Position

	Year-to-Date	Forecast
	September 30,	March 31,
($ millions)	2020	2021
Deficit for the period	426	13,643
Comprehensive income (increase) decrease	(1,032)	(905)
Decrease in accumulated surplus	(606)	12,738

Capital and other non-financial asset changes:
Taxpayer-supported capital investments	2,201	6,781
Less: amortization and other accounting changes	(1,208)	(2,570)
Increase in net capital assets	993	4,211
Increase (decrease) in other non-financial assets	129	(382)
Increase in capital and other non-financial assets	1,122	3,829
Increase in net liabilities	516	16,567

Investment and working capital changes:
Investment in commercial Crown corporations:
Increase in retained earnings	1,453	2,046
Self-supported capital investments	1,630	3,365
Less: loan repayments and other accounting changes	(486)	(2,326)
Increase in investment in commercial Crown corporations	2,597	3,085
Increase in cash and temporary investments	6,914	921
Increase (decrease) in other working capital	569	(4,237)
Increase (decrease) in Investment and working capital	10,080	(231)

Increase in financial statement debt	10,596	16,336
Decrease in sinking fund debt	-	188
Decrease in guarantees and non-guaranteed debt	(19)	(59)
Increase in total provincial debt	10,577	16,465

Fall 2020 Economic & Fiscal Update	| 27

Updated 2020/21 Financial Forecast

Table 1.13 2020/21 Material Assumptions – Revenue

	Budget	First	Fall
Revenue Source and Assumptions	Estimate	Quarter	2020
($ millions unless otherwise specified)	2020/21	Forecast	Update	2020/21 Sensitivities
Personal income tax *	11,771	10,793	10,964
Current calendar year assumptions
Household income growth	3.8%	-3.3%	-0.6%	+/- 1 percentage point change in
Compensation of employees growth	4.0%	-6.4%	-3.9%	2020 B.C. household income growth
Tax base growth	3.8%	-4.0%	-0.8%	equals +/- $100 to $110 million
Average tax yield	5.92%	5.82%	5.67%
Current-year tax	11,289	10,262	10,405
Prior year’s tax assessments	520	520	520
Unapplied taxes	90	100	100
B.C. Tax Reduction	(170)	(190)	(190)
Non-refundable B.C. tax credits	(94)	(94)	(94)
Policy neutral elasticity **	1.2	1.3	1.3	+/- 0.5 change in 2020 B.C.
Fiscal year assumptions				policy neutral elasticity
Prior-year adjustment	-	134	154	equals -/+ $40 to $50 million

2019 Tax-year	2019 Assumptions
Household income growth	4.4%	4.5%	6.5%	+/- 1 percentage point change in 2019
Tax base growth	4.8%	4.8%	4.8%	B.C. household or taxable income
Average 2019 tax yield	5.75%	5.75%	5.72%	growth equals +/- $120 to $140
2019 tax	10,572	10,572	10,572	million one-time effect
2018 & prior year’s tax assessments	510	510	510	(prior-year adjustment)
Unapplied taxes	90	100	100	and could result in an
B.C. Tax Reduction	(166)	(166)	(166)	additional +/- $100 to $120 million
Non-refundable B.C. tax credits	(94)	(94)	(110)	base change in 2020/21
Policy neutral elasticity **	1.3	1.3	0.9
* Reflects information as at October 30, 2020
** Per cent growth in current year tax revenue (excluding policy measures) relative to per cent growth in household income (calendar year).
Corporate income tax *	4,739	3,595	3,673
Components of revenue (fiscal year)
Instalments - subject to general rate	4,600	3,542	3,542
Instalments - subject to small business rate	281	217	217
Non-refundable B.C. tax credits	(145)	(132)	(98)
Advance instalments	4,736	3,627	3,661
Prior-year settlement payment	3	(32)	12
Current calendar year assumptions
National tax base ($ billions)	365.9	295.4	295.4	+/- 1% change in the 2020
B.C. instalment share of national tax base	14.2%	14.1%	14.1%	national tax base equals
Effective percentage tax rates (% general/small business)	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0	+/- $40 to $50 million
Share of the B.C. tax base subject to the
small business rate	26.9%	26.9%	26.9%	+/- 1 percentage point change in the
B.C. tax base growth (post federal measures)	3.9%	-7.8%	-5.7%	2020 small business share equals
B.C. net operating surplus growth	2.0%	-18.6%	-14.2%	-/+ $40 to $50 million

2019 Tax-year	2019 Assumptions
B.C. tax base growth (post federal measures)	-4.5%	-4.5%	-4.5%
Share of the B.C. tax base subject to
small business rate	27.4%	27.4%	27.4%	+/- 1% change in the 2019 B.C. tax base
B.C. net operating surplus growth	-8.8%	-6.7%	-7.0%	equals +/- $50 to $60 million one-time effect
Gross 2019 tax	4,638	4,638	4,638	(prior-year adjustment) and could result in an
Prior-year settlement payment	3	(32)	12	additional instalments payments of
Prior years losses/gains (included in above)	(50)	(100)	(100)	+/- $50 to $60 million in 2020/21
Non-refundable B.C. tax creditss	(137)	(122)	(78)

* Reflects information as at October 30, 2020

Cash received from the federal government is used as the basis for estimating revenue. Due to lags in the federal collection and instalment systems, changes to the B.C. net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2020/21 instalments from the federal government reflects two-third of payments related to the 2020 tax year (paid during Apr-July 2020 and adjusted in Sept and Dec) and one-third of 2021 payments.

Instalments for the 2020 (2021) tax year are based on B.C.’s share of the national tax base for the 2019 (2020) tax year and a forecast of the 2020 (2021) national tax base. B.C.’s share of the 2018 national tax base was 14.2%, based on tax assessments as of December 31, 2019. Cash adjustments for any under/over payments from the federal government in respect of 2019 will be received/paid on March 31, 2021.

28 |	Fall 2020 Economic & Fiscal Update

Updated 2020/21 Financial Forecast

Table 1.13 2020/21 Material Assumptions – Revenue (continued)

	Budget	First	Fall
Revenue Source and Assumptions	Estimate	Quarter	2020
($ millions unless otherwise specified)	2020/21	Forecast	Update	2020/21 Sensitivities
Employer health tax	1,924	1,776	1,823
Compensation of employees growth	4.0%	-6.4%	-3.9%	+/- 1 percentage point change in the
				2020 compensation of employees
				growth equals up to +/- $20 million
Provincial sales tax	7,905	6,881	6,746
Provincial sales tax base growth (fiscal year)	3.7%	-6.8%	-4.3%	+/- 1 percentage point change in the
Calendar Year nominal expenditure				2020 consumer expenditure growth
Consumer expenditures on durable goods	1.7%	-19.5%	-4.0%	equals up to +/- $10 million
Consumer expenditures on goods and services	4.5%	-6.7%	-5.1%
Business investment	4.1%	-10.7%	-12.5%
Other	3.2%	-7.8%	-7.2%
Components of Provincial sales tax revenue				+/- 1 percentage point change in the
Consolidated Revenue Fund	7,895	6,871	6,736	2020 business investment growth
BC Transportation Financing Authority	10	10	10	equals up to +/- $5 million
Fuel and carbon taxes	2,978	2,509	2,494
Calendar Year
Real GDP	2.0%	-6.7%	-6.2%
Gasoline volumes	0.0%	-6.0%	-3.0%
Diesel volumes	2.0%	-4.0%	-2.0%
Natural gas volumes	2.0%	-12.0%	-5.0%
Carbon tax rates (April 1)
Carbon dioxide equivalent emissions ($/tonne)	45	40	40
Natural gas (cents/gigajoule)	223.470 ¢	198.640 ¢	198.640 ¢
Gasoline (cents/litre)	9.960 ¢	8.890 ¢	8.890 ¢
Light fuel oil (cents/litre)	11.710 ¢	10.230 ¢	10.230 ¢

Components of revenue
Consolidated Revenue Fund	543	501	501
BC Transit	20	18	18
BC Transportation Financing Authority	461	430	415
Fuel tax revenue	1,024	949	934
Carbon tax revenue	1,954	1,560	1,560
Property taxes	3,026	2,332	2,339
Calendar Year
Consumer Price Index	2.2%	0.9%	0.7%	+/- 1 percentage point change in
Housing starts (units)	35,021	34,000	35,499	2020 new construction & inflation
Home owner grants (fiscal year)	848	870	870	growth equals up to +/- $20 million in
Components of revenue				residential property taxation revenue
Residential (net of home owner grants)	1,170	1,134	1,132
Speculation and vacancy	185	80	80
Non-residential	1,334	762	792	+/- 1% change in 2020 total
Rural area	125	129	129	business property assessment
Police	34	37	37	value equals up to +/- $10 million
BC Assessment Authority	96	99	99	in non-residential property
BC Transit	82	91	70	taxation revenue
Other taxes	3,001	2,706	3,195
Calendar Year
Population	1.4%	1.4%	1.1%
Residential sales value	4.6%	-9.6%	15.4%
Real GDP	2.0%	-6.7%	-6.2%
Nominal GDP	3.9%	-6.5%	-6.0%
Components of revenue				+/- 1% change to 2020 residential
Property transfer	1,586	1,271	1,750	sales value equals +/- $20 million
Additional Property Transfer Tax (included in above)	123	109	100	in property transfer revenue,
Tobacco	755	730	740	depending on property values
Insurance premium	660	705	705

Fall 2020 Economic & Fiscal Update	| 29

Updated 2020/21 Financial Forecast

Table 1.13 2020/21 Material Assumptions – Revenue (continued)

	Budget	First	Fall
Revenue Source and Assumptions	Estimate	Quarter	2020
($ millions unless otherwise specified)	2020/21	Forecast	Update	2020/21 Sensitivities
Energy, sales of Crown land tenures,
metals, minerals and other *	838	571	634
Natural gas price				+/- $0.25 change in the natural gas
Plant inlet, $C/gigajoule	0.62	0.86	1.08	price equals +/- $40 to $70 million,
Sumas, $US/MMBtu	1.96	1.55	2.18	including impacts on production
Natural gas production volumes				volumes and royalty program
Billions of cubic metres	56.3	53.3	56.0	credits, but excluding any
Petajoules	2,343	2,218	2,329	changes from natural gas liquids
Annual per cent change	7.1%	-1.0%	4.0%	revenue (e.g. butane, pentanes)
				Sensitivities can also vary
Oil price ($US/bbl at Cushing, OK)	61.13	37.40	38.46	significantly at different price levels
				+/- 1% change in natural gas
Auctioned land base (000 hectares)	25	-	-	volumes equals +/- $2 million
Average bid price/hectare ($)	350	-	-	in natural gas royalties
Cash sales of Crown land tenures	9	-	-	+/- 1 cent change in the
Metallurgical coal price ($US/tonne, fob Australia)	155	127	125	exchange rate equals +/- less than
Copper price ($US/lb)	2.81	2.62	2.75	$1 million in natural gas royalties

Annual electricity volumes set by treaty	3.8	3.8	3.8	+/- $10/bbl change in petroleum price
(million mega-watt hours)				equals +/- $7 million in petroleum royalties
Mid-Columbia electricity price	33.93	26.45	31.90	+/- 27% change in natural gas liquids
($US/mega-watt hour)				(equivalent to +/- $10/bbl oil price) prices
				equals +/- $25 to $30 million in natural gas
Exchange rate (US0/C$, calendar year)	76.3	73.3	74.2	liquids royalties
Components of revenue
Bonus bid auctions:				+/- US$20 change in the average
Deferred revenue	115	115	115	metallurgical coal price
Current-year cash (one-tenth)	1	-	-	equals +/- $40 to $70 million
Fees and rentals	52	50	50	+/- 10% change in the average
Total bonus bids, fees and rentals	168	165	165	Mid-Columbia electricity price
Natural gas royalties after deductions and allowances	207	94	147	equals +/- $15 million
Petroleum royalties	44	18	19
Columbia River Treaty electricity sales	153	119	144	Based on a recommendation
Oil and Gas Commission fees and levies	72	65	67	from the Auditor General to be
Coal, metals and other minerals revenue:				consistent with generally
Coal tenures	8	8	8	accepted accounting principles,
Net coal mineral tax	90	19	-	bonus bid revenue recognition
Net metals and other minerals tax	41	28	29	reflects ten-year deferral of
Recoveries relating to revenue sharing payments				cash receipts from the sale of
to Fist Nations	38	38	38	Crown land tenures
Miscellaneous mining revenue	17	17	17
Total coal, metals and other minerals revenue	194	110	92

Gross royalties prior to deductions and allowances
Gross natural gas revenue	170	215	356
Gross natural gas liquids royalties revenue	510	308	317

Royalty programs and infrastructure credits
Deep drilling	(267)	(243)	(332)
Road, pipeline, Clean Growth Infrastructure Royalty
and other infrastructure programs	(76)	(76)	(70)
Total	(343)	(319)	(402)
Implicit average natural gas royalty rate	14.3%	5.0%	5.9%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.

Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

* Reflects information as at October 30, 2020.

30 |	Fall 2020 Economic & Fiscal Update

Updated 2020/21 Financial Forecast

Table 1.13 2020/21 Material Assumptions – Revenue (continued)

	Budget	First	Fall
Revenue Source and Assumptions	Estimate	Quarter	2020
($ millions unless otherwise specified)	2020/21	Forecast	Update	2020/21 Sensitivities
Forests *	867	897	993
Prices (calendar year average)				+/- US$50 change in SPF
SPF 2x4 ($US/thousand board feet)	380	410	520	price equals +/- $125 to $175 million
Pulp ($US/tonne)	815	834	834	+/- US$50 change in pulp price
Coastal log ($Cdn/cubic metre);				equals +/-$5 to $10 million
Vancouver Log Market	120	137	137	+/- Cdn$10 change in average
				log price equals +/-$10 to
Crown harvest volumes (million cubic metres)				$20 million
Interior	35.0	33.5	33.5	+/- 10% change in Interior
Coast	11.0	10.5	10.5	harvest volumes equals
Total	46.0	44.0	44.0	+/- $70 to $80 million
B.C. Timber Sales (included in above)	10.5	10.5	10.5	+/- 10% change in Coastal
				harvest volumes equals
Stumpage rates ($Cdn/cubic metre)				+/- $15 to $25 million
Total stumpage rates	16.83	18.52	21.07	+/- 1 cent change in
				exchange rate equals
Components of revenue				+/- $20 to $25 million in
Timber tenures (net of revenue sharing recoveries)	394	438	550	stumpage revenue
Recoveries relating to revenue sharing payments
to First Nations	40	40	40
B.C. Timber Sales	361	362	361	The above sensitivities relate
Logging tax	30	15	-	to stumpage revenue only.
Other CRF revenue	21	21	21
Recoveries	21	21	21
* Reflects information as at October 30, 2020

Other natural resources	444	437	434
Components of revenue
Water rental and licences*	375	368	366	+/- 5% change in water
Recoveries	46	46	46	power production equals
Angling and hunting permits and licences	10	10	9	+/- $15 million
Recoveries	13	13	13
* Water rentals for power purposes are indexed to Consumer Price Index.

Total natural resource recoveries relating to				Revenue sharing from natural gas royalties,
revenue sharing payments to First Nations	80	80	80	mineral tax and forest stumpage revenues.

Other revenue	9,712	8,715	8,667
Components of revenue
Fees and licences
Motor vehicle licences and permits	586	571	568
International student health fees	70	40	74
Other Consolidated Revenue Fund	447	444	437
Summary consolidation eliminations	(16)	(14)	(14)
Ministry vote recoveries	110	110	110
Taxpayer-supported Crown corporations	149	125	130
Post-secondary education fees	2,578	2,223	2,304
Other healthcare-related fees	439	446	415
School Districts	304	174	174
Investment earnings
Consolidated Revenue Fund	108	110	113
Fiscal agency loans & sinking funds earnings	926	886	898
Summary consolidation eliminations	(47)	(42)	(42)
Taxpayer-supported Crown corporations	36	33	36
SUCH sector agencies	224	224	223
Sales of goods and services
SUCH sector agencies	935	606	586
BC Infrastructure Benefits Inc	73	67	12
Other taxpayer-supported Crown corporations	227	156	156
Miscellaneous	2,563	2,556	2,487

Fall 2020 Economic & Fiscal Update	| 31

Updated 2020/21 Financial Forecast

Table 1.13 2020/21 Material Assumptions – Revenue (continued)

	Budget	First	Fall
Revenue Source and Assumptions	Estimate	Quarter	2020
($ millions unless otherwise specified)	2020/21	Forecast	Update	2020/21 Sensitivities
Health and social transfers	7,683	7,681	7,733
National Cash Transfers
Canada Health Transfer (CHT)	41,870	41,870	41,870
Annual growth	3.7%	3.7%	3.7%
Canada Social Transfer (CST)	15,023	15,023	15,023
B.C.’s share of national population (June 1)	13.503%	13.501%	13.55%	+/- 0.1 percentage point change in
				B.C.’s population share equals
B.C. health and social transfers revenue				+/- $57 million
CHT	5,654	5,653	5,671
CST	2,029	2,028	2,035
Prior-year adjustments:
CHT			20
CST			7

Other federal contributions	2,280	4,636	4,947
Components of revenue
COVID-19 related funding:
Safe Restart Agreement		1,963	1,963
COVID-19 Essential Workers Support Fund		371	371
Safe Return to Class Fund			242
Financial Assistance Agreement to Support Closure
and Restoration of Oil and Gas
Sites in British Columbia		42	42
Total	—	2,376	2,618
Disaster Financial Assistance Arrangements	80	68	142
B.C.’s share of the federal cannabis excise tax	50	25	34
Low Carbon Economy Leadership Fund	16	16	16
Other Consolidated Revenue Fund	145	152	151
Vote Recoveries:
Labour Market Development Agreement	329	329	329
Labour Market and Skills Training Program	124	124	124
Home Care	88	88	88
Mental Health	81	81	81
Low Carbon Economy Leadership Fund	15	15	15
Early Childhood Development and
Child Care Services	41	41	41
Child Safety, Family Support, Children
in Care and with special needs	75	75	75
Policing and Security	9	9	9
Public Transit	46	46	46
Local government services and transfers	159	159	159
Other recoveries	125	125	125
Taxpayer-supported Crown corporations	260	284	271
Post-secondary institutions	525	509	509
Other SUCH sector agencies	112	114	114

Service delivery agency direct revenue	8,182	7,223	7,614
School districts	724	587	562
Post-secondary institutions	4,480	3,791	3,857
Health authorities and hospital societies	1,214	1,238	1,205
BC Transportation Financing Authority	565	548	499
Other service delivery agencies	1,199	1,059	1,013

32 |	Fall 2020 Economic & Fiscal Update

Updated 2020/21 Financial Forecast

Table 1.13 2020/21 Material Assumptions – Revenue (continued)

	Budget	First	Fall
Revenue Source and Assumptions	Estimate	Quarter	2020
($ millions unless otherwise specified)	2020/21	Forecast	Update	2020/21 Sensitivities
Commercial Crown corporation net income	3,417	2,484	2,782
BC Hydro	712	712	712
Reservoir water inflows	100%	106%	108%	+/-1% in hydro generation
				equals +/-$5 million
Mean gas price	2.16	2.38	2.49	+/-10% equals +/-$0.4 million
(Sumas, $US/MMbtu – BC Hydro forecast based on NYMEX forward selling prices)
Electricity prices	27.67	24.08	23.27	+/-10% change in electricity trade
(Mid-C, $US/MWh)				margins equals +/-$20 million

ICBC	86	86	410
Vehicle growth	+1.3%	-1.1%	-0.5%	+/-1% equals +/-$63 million
Current claims cost percentage change	+13.4%	2.6%	+3.6%	+/-1% equals -/+$51 million
Unpaid claims balance ($ billions)	16.1	15.7	16.0	+/-1% equals -/+$160 to $160 million
Investment return	2.5%	2.1%	2.9%	+/-1% return equals +/-$184 to $204 million
Loss ratio	89.0%	82.2%	85.1%

Fall 2020 Economic & Fiscal Update	| 33

Updated 2020/21 Financial Forecast

Table 1.14 2020/21 Material Assumptions – Expense

	Budget	First	Fall
Ministry Programs and Assumptions	Estimate	Quarter	2020
($ millions unless otherwise specified)	2020/21	Forecast	Update	2020/21 Sensitivities
Advanced Education, Skills and Training	2,366	2,366	2,366
Student spaces in public institutions	203,575	203,575	203,575	Student enrolments may fluctuate due to a number of factors including economic changes, labour market needs and impact of COVID-related changes to delivery models and institutional protocols. Current year forecast to be updated at Q3 to align with PSI reporting, consistent with past practice.
Attorney General	652	652	652
New cases filed/processed (# for all courts)	240,000	240,000	240,000	The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.
Crown Proceeding Act (CPA)	25	25	25	The number of new cases, and the difference between estimated settlements and actual settlements.
Children and Family Development	2,228	2,228	2,228
Average children-in-care caseload (#)	5,912	5,912	5,538	The average number of children-in-care is decreasing as a result of ministry efforts to keep children in family settings where safe and feasible. The average cost per child in care is projected to increase based on the higher cost of contracted residential services and an increasing acuity of need for children in care. A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by $2.4 million (excluding Delegated Aboriginal Agencies).
Average annual residential cost per child in care ($)	83,211	83,211	83,874
Education	6,697	6,697	6,697
Public School Enrolment (# of FTEs)	570,113	569,992	569,992	Updated forecast enrolment figures are based on submissions from school districts of their actual enrolment as at September 30, 2019 for the 2019/20 school year and projected enrolment for February and May 2020 for Distributed Learning and Adults. Projections for 2020/21 to 2022/23 are based on the Ministry of Education’s enrolment forecasting model.
School age (K-12)	547,661	547,540	547,540
Continuing Education	1,115	1,115	1,115
Distributed Learning (online)	11,177	11,177	11,177
Summer	7,279	7,279	7,279
Adults	2,881	2,881	2,881
Forests, Lands, Natural Resource Operations and Rural Development	844	920	927
BC Timber Sales	219	219	224	Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year, then capitalized expenses will also be reduced in that year.
Fire Management	136	212	214	Costs are driven by length of season and severity of weather conditions, severity of fires, proportion of interface fires, size of fires and damaged caused.
Health	22,190	22,190	22,190
Pharmacare	1,411	1,411	1,411	A 1% change in utilization or prices affects costs by approximately $12 million.
Medical Services Plan (MSP)	5,243	5,243	5,243	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $30 million.
Regional Services	15,233	15,233	15,233

34 |	Fall 2020 Economic & Fiscal Update

Updated 2020/21 Financial Forecast

Table 1.14 2020/21 Material Assumptions – Expense (continued)

	Budget	First	Fall
Ministry Programs and Assumptions	Estimate	Quarter	2020
($ millions unless otherwise specified)	2020/21	Forecast	Update	2020/21 Sensitivities
Public Safety and Solicitor General	852	946	972
Policing, Victim Services and Corrections	702	702	702	Policing, Victim Services and Corrections costs are sensitive to the volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.
Emergency Program Act (EPA)	37	131	157	For authorized expenditures under the EPA, including those for further disasters, and the difference between initial estimates for disaster response and recovery costs and final project costs. In 2020/21, the projected EPA expenditures are based on forecasts as of September 30, 2020.
Social Development and Poverty Reduction	3,683	3,683	3,683
Temporary Assistance annual average caseload (#)	43,900	63,596	43,167	The expected to work caseload is sensitive to fluctuations in economic and employment trends. Costs are driven by changes to cost per case and caseload. Cost per case fluctuations result from changes in the needed supports required by clients, as well as caseload composition.

Disability Assistance annual average caseload (#)	112,700	116,005	115,003	The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities. Cost per case fluctuations are driven primarily by earnings exemptions which is dependent on the level of income earned by clients.

Adult Community Living:
Developmental Disabilities Programs
Average caseload (#)	21,630	21,620	21,590	The adult community living caseload is sensitive to an aging population and to the level of service required. Cost per case fluctuations are driven by the proportion of clients receiving certain types of services at differing costs. For example, residential care services are significantly more costly than day programs.
Average cost per client ($)	48,400	51,900	52,000
Personal Supports Initiative (PSI)
Average caseload (#)	2,360	2,390	2,370
Average cost per client ($)	15,400	16,100	16,000

Fall 2020 Economic & Fiscal Update	| 35

Updated 2020/21 Financial Forecast

Table 1.14 2020/21 Material Assumptions – Expense (continued)

	Budget	First	Fall
Ministry Programs and Assumptions	Estimate	Quarter	2020
($ millions unless otherwise specified)	2020/21	Forecast	Update	2020/21 Sensitivities
Tax Transfers	1,686	2,100	2,131
Individuals	702.0	1,217.0	1,227.0
Climate Action Tax Credit	302.0	802.0	802.0	These tax transfers are now expensed as required under generally accepted accounting principles.
BC Child Opportunity Benefit	255.0	255.0	255.0
Sales Tax	50.0	65.0	63.5
Small Business Venture Capital	30.0	30.0	30.0
BC Senior’s Home Renovation	2.0	2.0	3.8

Changes in 2019 tax transfers will result in one-time effect (prior-year adjustment) and could result in an additional base change in 2020/21. Production services tax credit is the most volatile of all tax transfers and is influenced by several factors including delay in filing returns and assessment of claims, length of projects and changes in the exchange rates.

Other tax transfers to individuals	63.0	63.0	72.7

Corporations	984.0	883.0	904.0
Film and Television	100.0	97.5	152.5
Production Services	695.3	542.7	500.3
Scientific Research & Experimental
Development	76.0	119.8	121.3
Interactive Digital Media	70.0	70.0	92.5
Mining Exploration	20.0	30.0	30.0
Other tax transfers to corporations	22.7	23.0	7.4

Prior-year adjustment (included above)*	-	16.0	6.1
Individuals	-	-	7.1
Corporations	-	16.0	(1.0)

2019 Tax-year	2019 Assumptions
Tax Transfers	1,434.0	1,465.0	1,443.0
Individuals	527.0	527.0	534.0
Corporations	907.0	938.0	909.0
Film and Television	100.0	110.0	140.0
Production Services	624.0	610.0	550.0
Scientific Research & Experimental
Development	70.0	90.0	90.0
Interactive Digital Media	70.0	75.0	85.0
Other tax transfers to corporations	43.0	53.0	44.0

*2020/21 tax transfer forecast incorporates adjustments relating to prior years.

Management of Public Funds and Debt	1,197	1,280	1,265
Interest rates for new provincial borrowing:				Full year impact on MoPD on interest costs of a 1% change in interest rates equals $42.5 million; $100 million increase in debt level equals $1.7 million.
Short-term	1.52%	0.32%	0.24%
Long-term	2.69%	2.17%	2.13%
CDN/US exchange rate (cents)	131.4	136.6	134.2
Service delivery agency net spending	8,029	7,684	7,522
School districts	576	502	505	Expenses, net of Provincial funding. These are mainly funded through revenue from other sources.
Post-secondary institutions	4,233	4,086	4,060
Health authorities and hospital societies	963	990	958
BC Transportation Financing Authority	1,444	1,398	1,383
BC Infrastructure Benefits Inc	73	68	13
Other service delivery agencies	740	640	603

36 |	Fall 2020 Economic & Fiscal Update

APPENDIX | DESCRIPTION OF COVID-19 MEASURES

Appendix: Description of COVID-19 Measures

Vote 52 Pandemic Contingencies Spending Measures as of November 30, 2020 1

Health care (over $1.3 billion): Funding related to health related COVID-19 response measures includes:

•	Increased lab testing, including the establishment of over 80 separate testing sites to help avoid the transmission of COVID-19 within existing health care settings;

•	Additional funding for long-term care and assisted living facilities, including addressing increased COVID-19 related costs, implementing single-site work orders to help prevent the spread of disease between facilities, and hiring of up to three full-time equivalent staff at each of the 584 facilities;

•	Prevention and contact tracing measures, including plans to hire 500 contact tracers between September 2020 and March 2021 to help with the projected rise in cases of COVID-19;

•	Health related costs wrap-around support services for those that were living in unsafe decampments who have been moved to temporary housing;

•	Free parking at health authority sites to remove barriers to anyone who needed access and reduce the burden on health care workers; and

•	Other increased operating costs including personal protective equipment, accelerating rescheduled surgeries, and increased staffing across the health spectrum including general screening staff at health facility entrances to specialist physicians and nurses, and staff within the BC Center for Disease Control.

Mental health and addictions support ($35 million): Funding includes mental health supports such as expanded virtual mental health supports including free online, video and phone-based skills-building for seniors, adults and youth and a Mobile Response Team to support the mental well-being and psychological safety of front-line health-care workers. In addition, this includes a number of addiction support services such as:

•	Opioid response and addictions supports including funding for supportive recovery providers and youth substance use treatment services;

•	Youth supports provided through Foundry and Foundry Virtual which offers health and wellness resources, services and supports online and through integrated service centres;

•	Scaling up existing overdose prevention services and adding new outreach teams to further help prevent overdose deaths including opening 17 new supervised consumption services and 12 new inhalation services in communities that have been hit the hardest by the overdose crisis;

•	Funding to hire 42 new full-time registered nurses, psychiatric nurses, social workers and peer support workers for 14 interdisciplinary outreach teams across the province;

1 These allocations do not include additional supplementary estimates tabled in the Legislative Assembly in December 2020.

Fall 2020 Economic & Fiscal Update	| 37

Appendix – Description of COVID-19 Measures

•	The Lifeguard application, which supports individuals with addictions with a means to call emergency services if they become unresponsive while using substances;

•	Establishing the Rapid Access to Consultative Expertise Line to connect first responders treating patients with substance use disorders with overdose health emergencies physicians; and

•	Funding to create 6 new Assertive Community Treatment (ACT) teams, who use a psychosocial rehabilitation approach for individuals with severe and complex mental illness, with or without substance use or addiction.

Child care services ($319 million): Temporary emergency funding that was provided from April to August to ensure child care spaces remained available for essential service workers and to provide financial relief and preserve spaces for parents during any temporary closures. Licensed child care providers that stayed open received funding to keep operations going. These centres were eligible to receive seven times their average monthly funding from government which is expected to cover approximately 75 per cent of a group facility’s average monthly operating expenses. Licensed child care providers who closed their facilities were eligible to receive two times their average monthly government funding which is expected to cover approximately 20 per cent of an average group facility’s monthly operating expenses.

Temporary housing, meal and health supports for vulnerable populations ($158 million): Spaces at hotels, motels and community centres are providing shelter to assist a range of people, including people experiencing homelessness, to self-isolate and follow health orders as well as receive food and support services. In addition to funding for these supports, the province has made capital investments (approximately $111 million) to purchase hotels to help move people living in unsafe, dense encampments at Oppenheimer Park, Pandora Avenue and Topaz Park into safe spaces. Nearly 3,000 leased spaces are currently secured at sites throughout B.C.’s health regions to enable safe physical distancing in homeless shelters and help people self-isolate, with close to 200 spaces in communities secured for people leaving violent or unstable situations.

Essential services for adults with developmental disabilities and for vulnerable children and youth ($53 million): Funding to ensure continuity of services for adults with developmental disabilities receiving care from Community Living BC. Funding also supports a range of supports for children and youth that access provincial supports including $225 per month for eligible B.C. families with children with special needs that ended September 30, 2020. Continuing existing care-giver arrangements for youth aging out of foster care and extend the maximum duration of Agreements with Young Adults program beyond 48 months is also being funded. Other essential service supports include funding to facilitate virtual court proceedings and accelerate the resolution of family law matters, supports for victim services, and COVID-19 related public awareness campaigns to communicate health and safety information.

B.C. Emergency Benefit for Workers ($900 million): Provides a one-time, tax-free $1,000 payment to British Columbians who are losing income because of COVID-19. B.C. residents who lost their employment or self-employment income for reasons related to COVID-19 on or after March 1 and that are eligible for the Canada Emergency Response Benefit (CERB) are eligible for the B.C. Emergency Benefit for Workers (BCEBW). Over 636,600 British Columbians to date have received the BCEBW.

38 |	Fall 2020 Economic & Fiscal Update

Appendix – Description of COVID-19 Measures

Crisis Supplement and Supports for Income and Disability Assistance Clients ($624 million): Temporary supplement of $300 per month for income and disability assistance clients, including low-income seniors receiving the Seniors Supplement, from April through December. This new emergency funding was put in place to ensure that those in greatest need do not encounter additional barriers while some service organizations closed or reduced service hours during the pandemic, and to help cover the increased costs of food and shelter. Over 200,000 people, including clients and their families, have benefited from the crisis supplement. Other measures include increased funding for the transportation supplement and temporary earning exemptions related to federal support measures such as the Canada Emergency Response Benefit (CERB) to ensure that provincial supports are not reduced due to these supports.

Temporary Rental Supplement ($129 million): A new temporary rental supplement of $500 per month for eligible households with dependents and $300 per month for eligible households with no dependents, which was available for the months of April through to August on a per-household basis for low-to-middle income households where the income has been affected by COVID-19. Over 81,000 applications have been approved for the supplement to date.

Emergency financial relief for businesses/sectors (over $64 million): Targeted funding to support businesses, non-profit organizations and sectors which includes:

•	Emergency funding to support the continued care of animals in major facilities, tourism attractions, and refuge and re-habitation centres that have reduced their operations due to COVID-19;

•	Financial relief and recovery for the agriculture sector, as well as temporary accommodations for domestic migrant farm workers to support self-isolation and reduce the spread of COVID-19;

•	Support for park operators to prepare BC Parks for re-opening and to implement a day use reservation system for 12 high-use parks;

•	Financial relief to Community Destination Marketing Organizations to offset Municipal Regional District Tax (MRDT) revenue loss and to support local recovery efforts;

•	Support for the domestic film and television industry to assist with restart and recovery and maintain B.C.’s competitive motion picture sector;

•	Financial relief to Local Sport Organizations (LSOs) to support their administration and operational needs to help restart in sports; and

•	Financial relief for BC Pavilion Corporation to maintain operations during prolonged closures of major events.

Canada Emergency Commercial Rent Assistance Program ($20 million provincial contribution): This was a federal-provincial cost share program that provided forgivable loans to qualifying commercial property owners to cover 50 per cent of monthly rent payments that are payable by eligible small business tenants who experienced financial hardship between April and September. The loans were forgiven if the mortgaged property owner agreed to reduce the small business tenants’ rent by at least 75 per cent under a rent forgiveness agreement, which included a term not to evict the tenant while the agreement is in place. The small business tenant covered the remainder, up to 25 per cent of the rent. The federal government has subsequently introduced a new Canada Emergency Rent Subsidy program.

Fall 2020 Economic & Fiscal Update	| 39

Appendix – Description of COVID-19 Measures

Vote 52 Pandemic Contingencies: Economic Recovery Spending Measures

Recovery for People – Jobs and Training ($417 million): Includes economic recovery measures that support job creation and more training and retraining programs to help people upskill and be ready and qualified for new jobs. New investments include $300 million specifically to create 5,800 new positions in healthcare including contact tracers, screening staff at long-term or assisted living facilities, and other health sector capacity growth. The remainder of the funding is targeted at various skills training for different populations and sectors experiencing the greatest job loss due to the pandemic, as well as job creation projects in communities, parks and forestry.

Recovery for People – Supports ($52 million): Funding to support and ensure the health and safety of students and staff in the K-12 education sector, including school districts and independent schools, to restart in the fall. This investment will ensure the increased cleaning of high-contact surfaces, increased number of hand-hygiene stations and the availability of masks upon request, among other safety measures. Other recovery supports for people include programs to address mental health in the workplace through improved skills and processes for addressing mental health, and anti-racism and suicide prevention programs to support youth and Indigenous people.

Recovery for Businesses ($405 million): Includes targeted supports for businesses including a new, $300 million recovery grant program for small and medium businesses. This grant program will provide funding to businesses who are able to demonstrate a viable plan to adapt to the new conditions but require investment to do so. There is also just over $80 million for tourism sector specific recovery initiatives, including funding for tourism dependant communities, developing regional tourism initiatives and a tourism task force. The new Tourism Task Force will bring together leaders from business, labour, First Nations and not-for-profits to seek innovative and creative ideas on how the tourism in B.C. can be well positioned for a 2021 tourism season and ideas on envisioning a sustainable future. The Tourism Task Force has been allocated $50 million to support implementation of their recommendations.

Recovery for Communities – Community Infrastructure ($303 million):

These investments are in communities throughout the province to provide funding for local governments to partner with the federal government, invest in climate change and CleanBC initiatives, and enhance infrastructure. As part of the plan, the Province will invest $100 million in infrastructure grants for shovel-ready projects in a new Community Economic Recovery Infrastructure Program, including:

•	$30 million stream for community economic resilience;

•	$20 million to develop tourism infrastructure to help communities attract visitors;

•	$10 million to create, enhance and/or rehabilitate outdoor play spaces;

•	$20 million to support economic recovery for rural communities; and

•	$20 million unique heritage infrastructure and Indigenous cultural heritage.

The government will also continue to work closely with federal partners by investing $27 million over the next three years to cost-match federal funding available under the Investing in Canada Infrastructure Program.

40 |	Fall 2020 Economic & Fiscal Update

Appendix – Description of COVID-19 Measures

Recovery for Communities – Social Supports ($67 million): The Province is providing grants to support childcare health and safety and to support an arts and culture resiliency plan. The child care funding will ensure child care providers remain viable and ready to support children and parents as the province is reopened, as well as speed up the plan to open 1,200 more affordable child care spaces in B.C. The arts and culture resiliency program, aligned with other tourism industry measures, aims to support organizations by providing the liquidity required to remain viable despite significant revenue losses due to the pandemic and to support them to be positioned for success when travel restrictions are lifted.

Building for a Better Future – Food Security and Farming ($25 million): As part of the economic recovery envelope, the government is investing over $25 million to strengthen food security and supply chains to develop greater capacity to mitigate the risks of the pandemic and to build a more resilient economy. Funding will support initiatives to create 6 new food hubs throughout the province; support agritech companies to support agriculture innovation; provide support to farmers and food production and processing; and to detect and remove invasive species.

Building for a Better Future – Self-Resilience ($232 million): To improve economic resiliency in B.C., the government is investing $232 million to improve connectivity, clean energy, manufacturing and forestry. This includes:

•	$90 million to increase connectivity in rural communities and to improve wi-fi and cellular connectivity along major highways and at key rest stops;

•	$96 million for clean energy – to establish a new centre for clean energy and growth, provide incentives for electric vehicles programs and provide investment for commercial vehicle innovation;

•	$14 million for value-added manufacturing – to provide grants of up to $50,000 to support small and medium-sized companies build manufacturing capacity, generate new economic opportunities and enhance supply chain resilience; and

•	$32 million for other stimulus programs aimed at modernizing B.C. and increasing self resilience.

Vote 52 Supplementary Estimates – December 2020

BC Recovery Benefit ($1.7 billion): the BC Recovery Benefit is a one-time payment of up to $1,000 for families with household incomes under $175,000 annually and up to $500 to single people earning less than $87,500 annually. The benefit is anticipated to help up to 2.7 million individuals and families, including those in receipt of income and disability assistance. British Columbians will be able to apply for the benefit starting December 18, 2020.

BC Recovery Supplement ($110 million): the BC Recovery Supplement provides a $150 per month top-up to income and disability assistance clients, including low-income seniors on the Seniors Supplement for the period of January - March 2021. When combined with the BC Recovery Benefit, income and disability assistance clients will receive benefits totalling $950 for individuals and $1,450 for families over the next three months.

Fall 2020 Economic & Fiscal Update	| 41

Appendix – Description of COVID-19 Measures

Increased Employment Incentive ($190 million): the Increased Employment Incentive is a new refundable tax credit to employers who increase their total payroll for B.C. employees from the third to the fourth quarter of 2020. The incentive is intended to help B.C. businesses that were affected by the COVID-19 pandemic to recover and help create good jobs for people. Employers can increase their payroll by hiring new employees, increasing the hours of existing employees, or giving existing employees a raise.

Vote 53 Federal-Provincial Pandemic Contingencies

Municipalities ($270 million provincial and $270 million federal funding for a total of $540 million): Funding to local governments in response to revenue loss and additional service needs, such as increased funding to address homelessness and community safety, as a result of COVID-19.

Transit ($540 million provincial and $540 million federal funding for a total of $1.08 billion): Funding to BC Transit, TransLink and BC Ferries in response to revenue loss and additional service needs as a result of COVID-19.

Statutory Spending, Tax and Other Relief Measures

Reduced school tax for commercial properties for the 2020 calendar year ($714 million for calendar year 2020 or $566 million for fiscal 2020/21): Reduced the school property tax rate for commercial properties (property classes 4, 5, 6, 7, and 8) to achieve an average 25 per cent reduction in the total property tax bill for most businesses for the 2020 calendar year.

B.C. Climate Action Tax Credit one-time enhancement ($500 million): Approximately 80 per cent of British Columbians will benefit from a one-time enhancement to the B.C. Climate Action Tax Credit in July 2020 of up to $174.50 for adults and up to $51.25 per child. With this enhancement and the regular credit amount, an eligible family of four will receive a combined payment of up to $564 and eligible individuals will receive a combined payment up to $218. This boosts the regular Climate Action Tax Credit payment of up to $112.50 per family of four and up to $43.50 per adult.

Temporary PST Rebate on Select Machinery and Equipment ($470 million): Effective September 17, 2020, eligible businesses will receive a 100 per cent PST rebate on select machinery and equipment. This program will run for one year, ending on September 30, 2021. This will support businesses to pivot operations to meet provincial health orders and adjust to a post-COVID economy.

Temporary Pandemic Pay ($106 million provincial, $319 million federal for a total of $425 million): This is a federal-provincial cost-shared program to provide a one-time temporary wage boost that supports health, social services and corrections employees delivering in-person, front-line care during the COVID-19 pandemic. Pandemic pay will benefit over 250,000 front-line workers in health and social services by providing an hourly wage boost over the 16-week period starting on March 15, 2020, during the height of the Province’s initial response to the pandemic. The province’s contributions to the program is partially funded through Vote 52 Contingencies ($41 million for payroll related deductions for the Pandemic Pay program such as EI, CPP and EHT) and partially funded through statutory spending ($65 million for wage related costs of the program that are eligible for statutory spending under the Financial Administration Act).

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Appendix – Description of COVID-19 Measures

Delays to the planned increase in the carbon tax rate and delays in the effective date of other new tax measures ($268 million): Postponing the scheduled increase to the carbon tax rate and delaying the implementation of the PST on sweetened, carbonated drinks and change to PST registration requirements to April 1, 2021.

Housing Priority Initiatives (HPI) Special Account hotel purchases ($111 million): To provide temporary housing for those formerly living in the encampments in Oppenheimer Park, Pandora Avenue and Topaz Park, the Province has purchased four hotels:

•	Comfort Inn (Victoria) – approx. $19.6 million

•	Paul’s Motor Inn (Victoria) – approx. $14.5 million

•	Howard Johnson Hotel (Vancouver) – approx. $56.9 million

•	Buchan Hotel (Vancouver) – approx. $19.7 million

Statutory spending under the HPI special account for the hotels (and related closing costs) will support temporary housing for those formerly living in the encampments in the short and medium term while a permanent long-term housing plan is under development.

Emergency Program Act (EPA) – COVID-19 related costs ($68 million):

Under the EPA, the Province anticipates statutory spending above the voted allocation to manage emergency costs within scope of the act. This includes an estimated $44 million for COVID-19 related emergency management costs such as costs related to managing emergency operations centres to support provincial, regional and local coordination, and emergency measures to support returning travellers and temporary foreign workers with self-isolation requirements.

Temporary wholesale pricing for liquor licenses ($26 million):

Wholesale pricing that will allow liquor licensees, such as restaurants, bars and tourism operators, to purchase beer, wine and spirits at reduced cost from the end of July 2020 to March 31, 2021.

ICBC temporary fee relief measures ($17 million): Temporary changes in effect to August include:

•	Waiving the $30 fee when you cancel insurance

•	Waiving the $18 plating fee when you choose to reinstate the policy on your vehicle

•	Suspension of insurance for fleet vehicle customers

Forest Enhancement Society ($11 million): Revised spending targets for the Forest Enhancement Society to ensure that its tree planting continues as planned to secure future economic and environmental benefits while meeting the new COVID-19 related guidelines for industrial camps.

Commercial Recreation Tenures and Permits Financial Relief ($3 million): Financial relief for rent owing for Land Act commercial recreation tenures, adventure guides, and commercial recreation park use permits under the Park Act to support tourism operators experiencing financial hardship due to the COVID-19 pandemic.

Fall 2020 Economic & Fiscal Update	| 43

Appendix – Description of COVID-19 Measures

Temporary Deferral Measures

Six-month moratorium on student loan collection ($70 million in deferrals): Starting March 30, 2020, all B.C. student loan repayments were automatically frozen until September 30, 2020.

BC Hydro bill deferrals for industrial customers and other relief measures

($103 million): Qualifying major industrial customers, like pulp and paper mills and mines, were able to defer 50 per cent of their bill payments for six months, to the end of August 2020. In addition, the industrial relief includes bill relief to certain large industrial customers in the form of reduced demand charges. BC Hydro also provided bill relief and credit to residential and commercial customers.

Stumpage Fee Deferrals ($2 million): To support companies with financial liquidity while navigating through the COVID-19 crisis, a stumpage fee deferral was available to tree farm licences, replaceable forest licences and First Nations woodlands licence holders. The deferral period was for 3 months (May 1, 2020 to July 31, 2020) and interest accrued on any outstanding balances that carried through the deferral period. The revenue deferred from this program was estimated at $2 million and have since been repaid.

Postponing municipal remittance date for school taxes to the end of the calendar year (over $1 billion in deferrals): Delayed the remittances from the summer to the end of the year to provide significant relief to local governments facing cash flow issues.

Extending tax filing and payment deadlines (over $5 billion in deferrals): Provided administrative relief to businesses by postponing the filing and payment date by six months for PST, municipal and regional district tax on short-term accommodation, tobacco tax, motor fuel tax, and carbon tax; and until April 1, 2021 for the employer health tax instalment payment deadlines.

For more details, visit: https://www2.gov.bc.ca/gov/content/safety/emergency-preparedness-response-recovery/covid-19-provincial-support

44 |	Fall 2020 Economic & Fiscal Update

PART 2 | ECONOMIC REVIEW AND OUTLOOK1

Summary

Like other economies globally and in Canada, B.C.’s economy has been significantly impacted by the COVID-19 pandemic. There have been widespread job losses and impacts to businesses and households. The province, however, began easing restrictions in mid-May and is currently in Phase 3 of BC’s Restart Plan. This reopening, along with the continued relief measures and supports being provided by the provincial and federal governments and the Bank of Canada, is supporting the economy along its recovery path. However, downside risks to the recovery persist. There will continue to be increases and decreases in community transmission over time, depending on adherence to containment measures, until there is widespread population immunity.

There is a high degree of uncertainty regarding the evolution of the pandemic and its associated impacts. The outlook is conditional on various assumptions which could change substantially over the coming months. As such, the outlook is subject to a larger than normal degree of prudence, uncertainty, and potential revision.

Chart 2.1 Ministry’s Outlook for B.C. Prudent Compared to Private Sector

The economic outlook assumes that provincial, national, and global economic activity does not return to pre-pandemic levels by the end of next year. It is assumed that a return to pre-pandemic levels will occur between late 2022 and early 2023, once there is a large-scale global immunization campaign well underway and an easing of global travel restrictions. Furthermore, the exact timing of the recovery will vary by jurisdiction and depend on the success of containment measures and efficacy of the vaccines. As such, some sectors such as tourism, hospitality, recreation, and retail are not anticipated to be operating at full capacity for some time.

The Ministry forecasts the economy to contract by 6.2 per cent in 2020, before expanding by 3.0 per cent in 2021. At this point in time, however, the outlook is still far more uncertain than usual. The duration of the pandemic and its associated impacts are unknown, making the precise path of the economic recovery difficult to predict.

1 Reflects information available as of November 20, 2020, unless otherwise indicated.

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Economic Review and Outlook

The Ministry’s forecast for B.C. real GDP is 1.0 percentage point lower than the average outlook of six private sector forecasters2 (a subset of the Economic Forecast Council) in 2020 and 1.5 percentage points lower in 2021. This differential is one of the levels of prudence built into the fiscal plan.

The main downside risk to B.C.’s economic outlook includes uncertainty regarding the impact of COVID-19 on the provincial, national, and global economies and the recovery path. Other risks include ongoing trade tensions, weakening global economic activity, and lower commodity prices.

British Columbia Economic Activity and Outlook

The Ministry forecasts B.C. real GDP to decline by 6.2 per cent in 2020 and grow by 3.0 per cent in 2021, which is an improvement from the First Quarterly Report projection that showed a real GDP decline of 6.7 per cent in 2020 and growth of 3.0 per cent in 2021.

Table 2.1 British Columbia Economic Indicators

			Year-to-Date
	Apr. to Jun. 2020	Jul. to Sep. 2020	Jan. to Oct. 2020
	change from	change from	change from
All data seasonally adjusted	Jan. to Mar. 2020	Apr. to Jun. 2020	Jan. to Oct. 2019
	Per cent change	Per cent change	Per cent change
Employment	-11.5	+8.7	-7.0
Manufacturing shipments[1]	-9.0	+15.1	-6.5
Exports[1]	-7.2	+6.7	-12.4
Retail sales[1]	-9.1	+16.9	-0.6
Housing starts	-11.6	+16.8	-19.9
Non-residential building permits[1]	-14.5	+9.5	-24.9

1 Data to September

The improvement in the outlook for 2020 reflects recent data releases that have shown better than expected employment gains, along with a rebound in retail sales and housing activity which are both higher than the pre-pandemic levels observed in February. Meanwhile, global trade remains subdued, reflected by declining exports.

The Ministry forecasts B.C. nominal GDP to decline by 6.0 per cent in 2020, which is about the same as the real GDP decline due to low price growth. This is an improvement from the First Quarterly Report projection of a 6.5 per cent decline. The upward revision in nominal GDP reflects the gain in real activity discussed above. Meanwhile, B.C. nominal GDP is forecast to grow by 3.9 per cent in 2021, which is lower than the First Quarterly Report projection of 4.8 per cent growth. This downward revision reflects lower expectations for price growth.

A major decline in economic activity is expected across all provinces. An average of six private sector forecasters expect B.C. real GDP to decline by 5.2 per cent in 2020 and grow by 4.5 per cent in 2021. This is better than the expected decline of 5.7 per cent on average across Canada for 2020 and similar to the 4.5 per cent growth expected nationally for 2021.

[2]	A subset of the Economic Forecast Council that regularly forecasts economic performance in all provinces (BMO, CIBC, National Bank, RBC, Scotiabank and TD), as of October 30, 2020.

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Economic Review and Outlook

Labour Market

The labour market has been significantly impacted by the COVID-19 pandemic. In March and April, an unprecedented number of jobs were lost, with employment falling by 396,500 (-15.6 per cent). In addition, many who remained employed during this period experienced reduced hours. Encouragingly though, B.C. has seen significant gains in employment since the low point in April. From May to October, 335,200 jobs were regained as many sectors of the economy re-opened. Nevertheless, there were still 61,300 fewer people employed in October than in February (-2.4 per cent). Some service industries, particularly those heavily impacted by social distancing and travel restrictions, continue to struggle. These sectors include wholesale and retail trade, accommodation and food services, transportation and warehousing, and other services. The goods sector has also been impacted, primarily construction. Job losses have also been uneven across demographics. Women and youth experienced outsized job losses, as they tend to be over-represented in some of the hardest hit service sectors. However, as of October, while the level of youth employment was still relatively low compared to February, women were closer to their pre-pandemic employment levels than men.

On a year-to-date basis, B.C. employment declined by 7.0 per cent compared to the January to October period of 2019. This translates into a net loss of around 179,600 jobs, with about 123,400 of these losses in full-time jobs and around 56,200 in part-time jobs. The bulk of job losses were seen in information, culture and recreation (-32,000 jobs), accommodation and food services (-31,500 jobs), construction (-21,800 jobs), wholesale and retail trade (-21,200 jobs), and business, building and other support services (-18,600 jobs).

Chart 2.2 B.C. Employment

Fall 2020 Economic & Fiscal Update	| 47

Economic Review and Outlook

The unemployment rate in B.C. was 8.0 per cent in October. This is down from a high of 13.4 per cent in May, but still much higher than February’s 5.0 per cent. Furthermore, the unemployment rate does not fully reflect job losses because it excludes unemployed adults that are not actively searching for work (a group that grew in the wake of the pandemic). It also does not reflect all work lost; many workers that remained employed this year faced reduced hours. Year-to-date to October 2020, B.C.’s unemployment rate averaged 9.3 per cent, which was 4.6 percentage points above its average over the same period of last year. Meanwhile, B.C.’s labour force declined by 2.3 per cent, reflecting a drop in the labour force participation rate from 65.7 per cent to 63.0 per cent.

Aggregate wages and salaries data indicate that during the initial stage of the pandemic there was a 3.7 per cent and a 6.7 per cent monthly decline in wages during March and April, respectively. Year-to-date to June, aggregate wages and salaries decreased 1.1 per cent compared to the first six months of last year.

Outlook

B.C.’s labour market has so far performed better than expected. However, the path forward remains uncertain as those sectors most heavily impacted by the virus (such as tourism, hospitality, recreation, and retail) are not anticipated to be operating at full capacity for some time. The Ministry forecasts employment in B.C. to decrease by 6.6 per cent in 2020 (approximately -170,000 jobs), followed by annual growth of 4.1 per cent in 2021 (approximately +99,000 jobs).

The province’s unemployment rate is expected to average 9.3 per cent in 2020 and 8.1 per cent in 2021.

Consumer Spending and Housing

In the wake of the COVID-19 pandemic, job losses, precautionary saving behaviour, reduced confidence, and physical distancing weighed on consumer spending. In April, B.C. nominal retail sales declined by nearly one-fifth compared to the previous month, amounting to the largest monthly decline on record (data going back to 1991). However, as restrictions began to ease in May, nominal retail sales began to recover and by June they had returned to their pre-pandemic (February) levels. Growth was more moderate from July through September but remained positive.

Despite this encouraging rebound, year-to-date to September 2020 nominal retail sales were still 0.6 per cent lower than during the same period of 2019. Lower retail sales, relative to the first nine months of 2019, were concentrated in clothing and clothing accessories stores (-31.5 per cent), gasoline stations (-13.4 per cent), furniture and home furnishing stores (-12.6 per cent), and motor vehicle and parts dealers (-7.8 per cent). These declines were partially offset by year-to-date gains in sales at food and beverage stores (+14.3 per cent), building material and garden equipment and supplies stores (+12.0 per cent), and general merchandise stores (+7.4 per cent). In addition, the hospitality sector has been particularly hard hit with sales at food services and drinking places down by 26.2 per cent year-to-date to August compared to the same period last year.

48 |	Fall 2020 Economic & Fiscal Update

Economic Review and Outlook

Chart 2.3 B.C. Retail Sales

Alongside spending activity, consumer caution has also been reflected in B.C.’s consumer confidence index. Confidence fell by 83.6 points in two months to reach its lowest level on record in April (the Conference Board of Canada’s BC Consumer Confidence Index goes back to 2002). Sentiment has improved somewhat in recent months, but remains subdued relative to pre-pandemic levels.

Housing market activity in B.C. has been resilient despite the pandemic. The COVID-19 pandemic, physical distancing measures, and the suspension of open houses disrupted B.C.’s housing market this past spring. By April, new listings and home sales had fallen to record lows in the province. However, as restrictions began to ease in May, activity resumed swiftly and by July both metrics had surpassed their February levels. Overall, B.C. MLS home sales increased by 16.0 per cent year-to-date to October 2020 compared to the same period of 2019. Underlying this were higher sales in nearly every region, including the four largest: Greater Vancouver (+21.2 per cent), Fraser Valley (+22.2 per cent), Okanagan-Mainline (+13.2 per cent), and Victoria (+11.5 per cent).

B.C.’s average home sale price increased by 10.5 per cent year-to-date to October 2020 compared to the same period of 2019. This reflected multiple factors, including pent-up demand, lower interest rates, and relatively stronger sales in the more expensive regions of Greater Vancouver and the Fraser Valley.

Fall 2020 Economic & Fiscal Update	| 49

Economic Review and Outlook

Chart 2.4 B.C. Home Sales and Price

Regional MLS composite benchmark house prices (which are seasonally adjusted and incorporate all dwelling types) for Greater Vancouver and the Fraser Valley were higher than last year. On a year-to-date to October basis, the composite benchmark house prices for Greater Vancouver and the Fraser Valley both increased by 3.2 per cent compared to the same period of 2019, with price increases across all dwelling types.

Chart 2.5 Greater Vancouver HPI Benchmark Price

50 |	Fall 2020 Economic & Fiscal Update

Economic Review and Outlook

Housing starts have been resilient so far this year, averaging 36,070 annualized units over the January to October period of 2020. This strength has been broadly consistent with recent building permit issuance, led by the large multiple-unit segment. Nevertheless, B.C. housing starts fell on a year-to-date basis, largely because of record-high construction levels observed last year. Starts decreased by 19.9 per cent year-to-date to October compared to the same period in 2019. The value of residential building permits, a leading indicator of home construction, decreased by 11.7 per cent year-to-date to September 2020.

Chart 2.6 B.C. Housing Starts

Outlook

Consumer spending is expected to decline this year due to job losses, lower income, and weak consumer confidence, before picking up next year as employment and income prospects improve. The Ministry forecasts real household consumption of goods and services to decrease by 5.8 per cent in 2020, followed by projected growth of 2.9 per cent in 2021.

The Ministry expects nominal retail sales to be relatively flat, at 0.1 per cent growth in 2020 and then increase by 2.4 per cent in 2021.

The Ministry forecasts the total value of home sales to increase by 15.4 per cent in 2020 and then by 2.8 per cent in 2021. Underlying this is growth in unit sales and average prices. Unit home sales in B.C. are forecast to increase by 6.5 per cent in 2020 and 2.0 per cent in 2021. Meanwhile, average home sale price growth in B.C. is expected to be 8.4 per cent in 2020 and 0.8 per cent in 2021.

The Ministry expects B.C. housing starts to total approximately 35,500 units in 2020 and 32,000 units in 2021.

Fall 2020 Economic & Fiscal Update	| 51

Economic Review and Outlook

Business and Government

Non-residential construction permitting has slowed so far this year, following strong gains over the past few years. The total value of non-residential building permits fell by 24.9 per cent year-to-date to September 2020 compared to the same period of 2019. Underlying this were significant declines in permit issuance for commercial buildings (-36.2 per cent) and industrial buildings (-16.0 per cent) relative to the first nine months of 2019. Meanwhile, the value of permit issuance for institutional and governmental buildings increased (+12.6 per cent).

Small business confidence in B.C. fell to a record low in March, according to the Canadian Federation of Independent Business index of small business confidence. Although the October index reading indicated that small business confidence in the longer term (one year out) has recovered, businesses remain particularly concerned about the short-term outlook (over the next few months).

B.C.’s tourism sector has been severely impacted by COVID-19. The number of international travelers entering the province collapsed as travel restrictions were put in place to support containment. By April, the number of international travelers entering the province had contracted by 96.4 per cent compared to February. Visitor numbers have remained relatively unchanged since then. Year-to-date to August, the number of international visitors was down by 69.1 per cent from the same period in 2019.

Outlook

Total real investment in B.C. (business and government) is forecast to fall by 6.5 per cent in 2020 before returning to positive growth of 2.0 per cent in 2021.

Real business investment is projected to fall by 11.0 per cent in 2020, with declines expected in all segments. Looking further ahead, real business investment is forecast to grow by 2.0 per cent in 2021.

Real expenditure on goods and services by all levels of government is forecast to increase by 6.6 per cent in 2020, driven by the government response to the COVID-19 pandemic. The provincial and federal governments responded quickly to the pandemic with significant relief measures and supports for households and businesses. In 2021, real spending growth is currently expected to be relatively flat at 0.1 per cent.

The Ministry expects the nominal net operating surplus of corporations (an approximation of corporate profits) to decrease by 14.2 per cent in 2020. In 2021, it is forecast to increase by 5.0 per cent, supported by a rebound in economic activity.

52 |	Fall 2020 Economic & Fiscal Update

Economic Review and Outlook

External Trade and Commodity Markets

As COVID-19 impacted economies around the world, B.C.’s merchandise goods exports contracted. Broad-based declines reflected a combination of weaker global demand, lower commodity prices, and supply constraints in the forestry sector. During the January to September period of 2020, the value of B.C. merchandise exports decreased by 12.4 per cent compared to the same period of 2019. Over ninety per cent of this decline was attributable to lower exports in three large categories: energy products (-25.4 per cent), forestry products and building and packaging materials (-13.3 per cent), and metal and non-metallic mineral products (-11.0 per cent).

International exports to all of B.C.’s major trading partners have declined. The value of merchandise exports to the U.S. fell by 2.8 per cent and to non-U.S. destinations by 21.8 per cent during the January to September period of 2020 compared to the same period of last year. Energy products dominated the declines to both U.S. and non-U.S. destinations. Exports of pulp and paper, machinery and equipment, and metallic mineral products to all destinations also saw significant declines. However, while exports of solid wood products to non-U.S. international destinations contracted by about one-third, their shipments to the U.S. increased by nearly one-tenth.

Chart 2.7 B.C. Exports

B.C.’s manufacturing shipments decreased by 6.5 per cent year-to-date to September 2020 compared to the same period of 2019. Declines were broad-based. Among durable goods, there were notable declines in dollar terms in shipments of fabricated metal products (-14.1 per cent), transportation equipment (-18.8 per cent), machinery (-12.6 per cent), and primary metal manufacturing (-11.6 per cent). The bulk of declines in non-durable goods were attributable to lower shipments of paper products (-22.4 per cent).

Fall 2020 Economic & Fiscal Update	| 53

Economic Review and Outlook

So far in 2020, limited lumber supply and a resilient U.S. housing market have supported high lumber prices. Most notably, the price of Western spruce-pine-fir (SPF) 2x4 lumber averaged $548 US/000 board feet during the January to October period of 2020, up by 49.4 per cent from the same period last year. Meanwhile, the price of pulp averaged $837 US/tonne, down by 14.8 per cent compared to the first ten months of 2019.

Slower global economic activity related to the COVID-19 pandemic has impacted both supply and demand of energy. The West Texas Intermediate (WTI) price averaged $38.28 US/barrel in the first ten months of 2020, down by 32.5 per cent compared to the same period of 2019. Meanwhile, the plant inlet price of natural gas averaged $0.82 C/GJ year-to-date to October 2020, up by 16.5 per cent from the same period of 2019.

Base metal and mineral prices experienced broad-based declines earlier this year, as reduced global demand weighed on prices. Year-to-date to October, prices for molybdenum, zinc, lead, copper, and metallurgical coal all recorded declines compared to the January to October period of 2019. By contrast, prices for gold and silver increased substantially over the same period.

Outlook

Due to weaker global demand, real exports of goods and services are forecast to contract by 12.3 per cent in 2020. The pace of real export growth is projected to gradually improve to 4.0 per cent in 2021.

The price of lumber is forecast to average $520 US/000 board feet in 2020 and $450 US/000 board feet in 2021. The plant inlet price for natural gas is expected to average $1.08 C/GJ in 2020/21. The outlook is subject to considerable uncertainty, as commodity prices can be volatile.

Demographics

On July 1, 2020, B.C.’s population was 5.15 million people, up 1.1 per cent from July 1, 2019. During the first half of 2020 the province welcomed 15,198 net new residents. This was 64.2 per cent lower than during the same period of 2019. Declines were driven by lower net international migration (-88.5 per cent), as the world experienced COVID-19 related travel restrictions. Interprovincial migration, on the other hand, rose (+18.5 per cent). As a result, only around one-quarter of new residents relocated to B.C. from other countries and the remaining majority were net interprovincial migrants.

Outlook

The forecast calls for B.C.’s July 1 population to increase by 1.0 per cent in 2021.

Total net migration is expected to be about 30,900 persons in 2020 and 60,000 persons in 2021. International migrants are expected to make up around half of newcomers to B.C. this year. However in 2021, they are expected to once again make up about 80 per cent of migrants, as they have in recent years. The outlook is more uncertain than usual, as the COVID-19 pandemic could continue to have a material impact on international migration going forward.

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Economic Review And Outlook

Inflation

The COVID-19 pandemic has resulted in shifting consumer spending patterns and has impacted the supply and demand of goods and services. Although there have been certain goods, such as food items and health and personal care items, for which prices have risen, price declines in other goods and services (particularly gasoline, recreation, and clothing and footwear) have led to weak overall growth in B.C.’s Consumer Price Index (CPI). The year-over-year annual CPI inflation rate in October was 0.5 per cent, down from 2.4 per cent in February.

Year-to-date to October, consumer prices rose by 0.7 per cent compared to the same period of 2019. Higher prices in categories such as food, shelter, and health and personal care, were partially offset by lower prices for recreation, transportation, and energy. The transportation and energy declines were largely due to lower gasoline prices, as world crude oil prices have only partly recovered from significant price declines in March and April.

Chart 2.8 B.C. Inflation

Outlook

Consumer price inflation in B.C. is forecast to be 0.7 per cent in 2020 before rising to 1.5 per cent in 2021. For Canada, annual rates of inflation in 2020 and 2021 are forecast to be the same as those of B.C.

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Risks to the Economic Outlook

B.C.’s economy, like other Canadian and global economies, has been significantly impacted by the COVID-19 pandemic in a way that has not been seen before. There are various elements of uncertainty that will influence the depth and duration of the economic slowdown and recovery. The economic forecast is based on information that is currently available and assumptions about the future path of recovery, and the outlook is subject to a larger than normal degree of uncertainty and potential revision. Downside risks to B.C.’s economic outlook include the following:

•	future outbreaks of COVID-19 in B.C. and among B.C.’s trading partners;

•	shifts in consumer and business behaviour and confidence due to COVID-19;

•	weakening global economic activity, exacerbated by COVID-19, resulting in reduced demand for B.C.’s commodity exports;

•	ongoing global trade tensions and broader economic challenges in Asia, Europe, and the U.K.;

•	higher volatility in international foreign exchange, stock, and bond markets;

•	lower commodity prices, particularly for lumber, pulp, and coal; and

•	timing of investment and hiring related to the LNG Canada project, similar to the risks that exist for other major capital projects.

External Outlook

The external outlook deteriorated in the wake of the COVID-19 pandemic. Economic data now suggests that the global economy could face its largest annual contraction on record. Furthermore, the chances of a global V-shaped recovery (that is, a swift bounce-back to pre-pandemic activity levels) are waning as many countries that had started to reopen have experienced a resurgence of COVID-19 cases. Underlying the global outlook are uneven recovery prospects across countries and industries. Prospects vary with the degree to which the virus has been contained and with the extent to which economic activities can take place in the presence of containment measures.

United States

U.S. real GDP grew by an annualized 33.1 per cent in the third quarter of 2020. This rebound constituted a recovery of about two-thirds of the economic activity lost since the onset of the pandemic. In the first and second quarters, real GDP fell by annualized rates of 5.0 per cent and 31.4 per cent, respectively. This severe contraction was caused by widespread and substantial declines in consumer spending, exports, business investment, and inventories. Higher government spending provided a slight offset. The second quarter loss and third quarter rebound were the largest quarterly swings on record (data going back to 1947). The rebound in the third quarter was mainly supported by consumer spending and private sector investment.

After seeing record declines in April, the U.S. labour market has gradually improved. However, only a little over half of the jobs lost have been recovered. Employment in October was still 6.6 per cent lower (-10,090,000 jobs) than in February and the unemployment rate was 6.9 per cent. The February unemployment rate was 3.5 per cent. Year-to-date to October, U.S. employment fell by 5.7 per cent compared to the same period of 2019. The U.S. unemployment rate averaged 8.4 per cent year-to-date to October, up 4.7 percentage points compared to the first ten months of last year. Meanwhile, the U.S. labour force participation rate averaged 61.8 per cent year-to-date to October, down 1.2 percentage points compared to the same period of 2019.

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Chart 2.9 U.S. Real GDP

U.S. home building activity has been relatively resilient, with housing starts up year-to-date relative to last year. Having averaged 1.35 million annualized units from January to October, they were 7.6 per cent higher compared to the same period of 2019. Meanwhile, residential building permits were up 1.9 per cent year-to-date to October compared to the same period of 2019.

Chart 2.10 U.S. Housing Starts

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U.S. home sales activity has been somewhat mixed so far this year. New home sales have been very strong and were up 17.1 per cent in the first nine months of 2020 compared to the same period last year. Sales growth for existing home sales, on the other hand, was up by a smaller 2.9 per cent year-to-date to October.

In contrast to sales activity, median sale price growth has been stronger among existing homes. New home prices increased by 3.0 per cent year-to-date to September compared to the same period of 2019, while existing home prices rose by 8.6 per cent year-to-date to October.

After experiencing record declines in March and April, U.S. nominal retail sales posted impressive gains in the subsequent months and were up 4.9 per cent in October compared to February. Despite the rebound, retail sales were virtually flat year-to-date to October (-0.1 per cent) compared to the same period last year. Underlying this small contraction were large declines in sales at businesses such as food services and drinking places, clothing and accessory stores, and gasoline stations that were mostly offset by large increases in sales at non-store retailers and food and beverage stores, among others.

U.S. consumer confidence saw a record drop in April, and although it improved somewhat, it has remained subdued. Year-to-date to October, it was 25.3 points lower than during same period of 2019.

The challenging global trade conditions facing exporters last year have intensified substantially due to the global COVID-19 pandemic, ongoing U.S.-China trade tensions, and the slump in oil prices. As of September, the value of U.S. merchandise exports was down by 15.2 per cent on a year-to-date basis compared to the same period of 2019.

Outlook

Consensus Economics (Consensus) forecasters have recently raised their near-term projections for U.S. economic growth. The October 2020 Consensus survey forecasts U.S. real GDP to fall by 4.0 per cent in 2020, up from previous projections but still substantially below pre-pandemic forecasts (see Chart 2.11). For 2021, the October 2020 Consensus forecasts a rebound in the U.S. economy and growth to be 3.7 per cent.

Table 2.2 U.S. Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2020	2021
	Per cent change in real GDP
B.C. Ministry of Finance	-5.0	2.5
Consensus Economics (October 2020*)	-4.0	3.7

* Comparable month to B.C. Ministry of Finance forecast.

Uncertainty regarding the ongoing COVID-19 pandemic and trade tensions continue to cloud the economic outlook. In recognition of this uncertainty, the Ministry’s assumptions for U.S. growth are lower than the October 2020 Consensus (the Consensus comparable to when Ministry assumptions were developed). The Ministry assumes that U.S. real GDP will fall by 5.0 per cent in 2020, before expanding by 2.5 per cent in 2021.

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Chart 2.11 Consensus Outlook for the U.S. in 2020

Canada

The onset of the COVID-19 pandemic, in conjunction with the related plunge in oil prices, has presented an unparalleled challenge for the Canadian economy. Following an annualized 8.2 per cent decline in the first quarter of the year, Canadian real GDP shrunk by an additional annualized 38.7 per cent in the second quarter of 2020. This was the largest contraction on record by far. The second quarter saw widespread and substantial declines in consumer spending, business investment, and exports.

Chart 2.12 Canadian Real GDP

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The Canadian economy shed over 3 million jobs in just two months, with employment reaching its lowest point in April. And while the labour market has shown signs of improvement, adding 2,368,600 jobs during the May to October period, this still left employment 3.3 per cent lower in October than in February. In year-to-date to October terms, employment was 5.7 per cent lower than the during same period last year and the unemployment rate was 4.0 percentage points higher on average at 9.7 per cent. Underlying this were sharp losses in both full-time and part-time work, year-to-date.

After seeing significant declines in March and April, Canadian housing starts recovered swiftly over the summer before moderating in the fall. Year-to-date to October, housing starts averaged 212,700 units, an increase of 1.1 per cent compared to the same period last year. This growth was mainly due to strong numbers in the urban centers of Toronto and Ottawa, which offset declines in other parts of the country. MLS home sales were up 7.8 per cent year-to-date to October compared to the first ten months of last year. The national average home sale price was 10.7 per cent higher on a year-to-date basis compared to the same period of last year.

Canadian nominal retail sales saw large monthly contractions in March and April, with the latter being the largest fall on record. However, substantial bounce backs in May and June, followed by more moderate growth, led to the level of retail sales returning to and slightly surpassing their pre-pandemic levels. Nevertheless, sales so far this year are down. Year-to-date to September 2020, retail sales declined by 4.0 per cent compared to the same period of 2019.

The challenging global trade conditions facing exporters last year have intensified substantially due to the global COVID-19 pandemic and the slump in oil prices. As of September, the value of Canadian merchandise exports was down by 14.6 per cent on a year-to-date basis compared to the same period of 2019. Relatedly, shipments of Canadian manufactured goods were 13.5 per cent lower year-to-date to September.

Outlook

The October 2020 Consensus forecasts Canadian real GDP to fall by 5.8 per cent in 2020, before expanding by 4.9 per cent in 2021.

Table 2.3 Canadian Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2020	2021
	Per cent change in real GDP
B.C. Ministry of Finance	-6.5	3.8
Consensus Economics (October 2020*)	-5.8	4.9

* Comparable month to B.C. Ministry of Finance forecast.

The Canadian economic outlook is clouded by uncertainty regarding potential long-term economic disruptions due to the COVID-19 virus. Additionally, global trade tensions and volatile commodity prices add risks to the outlook. Accordingly, the Ministry’s outlook is lower than the October 2020 Consensus (the Consensus comparable to when Ministry assumptions were developed). The Ministry assumes that the Canadian economy will contract by 6.5 per cent in 2020, followed by 3.8 per cent growth in 2021.

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Chart 2.13 Consensus Outlook for Canada in 2020

Asia

China was the first country to initiate containment measures to tackle the COVID-19 virus and is now one of the countries furthest along in reopening their economy. Real GDP growth returned to positive territory by the second quarter, and by the third quarter, it appeared that China had managed a V-shaped recovery. Real GDP rebounded by an annualized 59.5 per cent in the second quarter after the first quarter’s annualized 36.5 per cent decline. The economy continued to expand in the third quarter, growing by an annualized 13.4 per cent. The recovery has been led by domestic factors such as investment and more recently consumer spending, along with monetary and fiscal measures introduced to support the economy.

Following three consecutive quarters of contraction, Japan’s economy grew by an annualized 21.4 per cent in the third quarter of 2020. This rebound constituted a recovery of about forty per cent of the economic activity lost in the preceding three-quarter period. The fourth quarter of 2019 and the first and second quarters of 2020 saw annualized declines of 7.1 per cent, 2.3 per cent, and 28.8 per cent, respectively. Some of the sharpest underlying declines were observed in private consumption and exports. Increasing consumption and exports, along with lower imports, drove the rebound in the third quarter. As of October 29, 2020, the Bank of Japan continued to characterize the economic situation as severe and reiterated that monetary conditions would remain accommodative.

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Outlook

The October 2020 Consensus forecasts China real GDP to grow by 2.3 per cent in 2020 and by 7.9 per cent in 2021. U.S.-China tensions and the potential resurgence of COVID-19 could impact China’s economic growth going forward. As such, the Ministry assumes that China’s economy will expand by 1.7 per cent in 2020 and 6.3 per cent in 2021.

The October 2020 Consensus forecasts Japan real GDP to contract by 5.7 per cent in 2020 before growing by 2.5 per cent in 2021. In recognition of both foreign and domestic challenges to Japan’s economy, the Ministry assumes that Japan’s real GDP will fall by 6.4 per cent in 2020, before expanding by 1.5 per cent in 2021.

Europe

The euro zone has been acutely impacted by COVID-19 and several countries have taken drastic measures to combat the virus. These measures have had severe implications for the economy, especially for tourist-dependent countries in southern Europe. Despite a sharp rebound in real GDP in the third quarter (an annualized 60.5 per cent increase), activity remains below pre-pandemic levels. In the preceding first and second quarters, growth fell by an annualized 14.1 per cent and 39.5 per cent, respectively. Although there have been some encouraging signs in recent months, especially from the retail sector, a growing second wave of infections has further increased uncertainty going forward.

On October 29, 2020 the European Central Bank maintained its accommodative policies, leaving interest rates unchanged and maintaining its emergency bond-buying program. Earlier in the year, on July 21, 2020, the 27 members of the European Union (EU) agreed to borrow up to 750 billion euro in a stimulus plan to reverse the economic downturn. This short-term stimulus plan to help with the recovery is part of a broader 1.8 trillion euro seven-year budget plan.

The U.K. economy expanded by an annualized 78.0 per cent in the third quarter of 2020. This followed annualized declines of 58.7 per cent in the second quarter and 9.7 per cent in the first quarter. Despite the strong rebound, third quarter GDP was still only about nine-tenths the size that it was in the last quarter of 2019. The contraction in the first half of 2020 was largely driven by lower consumer spending and, to a lesser extent, exports and investment. The rebound was mainly due to recovering expenditures in the same categories. Uncertainty about Brexit and the renegotiation of trade deals, alongside ongoing challenges in managing the pandemic, continues to weigh on business confidence and cloud the economic outlook.

Outlook

The October 2020 Consensus forecasts the euro zone economy to fall by 7.5 per cent in 2020, before expanding by 5.3 per cent in 2021. The Ministry assumes the euro zone’s economy will contract by 8.5 per cent in 2020, before growing by 4.0 per cent in 2021.

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Financial Markets

Interest Rates

The COVID-19 pandemic has caused an unprecedented global economic contraction, prompting a broad array of extraordinary monetary and fiscal policy responses around the world.

On November 5, 2020, the US Federal Reserve (Fed) left the target range for the federal funds rate unchanged at 0.00 to 0.25 per cent, following two rate cuts totaling 150 basis points in March 2020. The Fed has also provided forward guidance by indicating its intention to keep interest rates at current levels until the economy has recovered, which includes improvements in the labour market as well as inflation that averages 2.0 per cent over time. The latter is an explicit shift in Fed policy (announced August 27, 2020), that allows for inflation to run above its long-standing target of 2.0 per cent. Further, the Fed has resumed large-scale asset purchases (i.e. quantitative easing), launched several credit facilities to support financial market functioning, and introduced a sequence of actions to support the flow of credit to households and businesses.

Chart 2.14 Interest Rate Forecasts

On October 28, 2020, the Bank of Canada maintained its target for the overnight interest rate at its stated effective lower bound of 0.25 per cent and left its quantitative easing program unchanged. Earlier in the year, the Bank made three interest rate cuts of 50 basis points each on March 4, March 13, and March 27. It has also provided forward guidance, committing to maintain the current policy rate and quantitative easing program until inflation is back on target at around 2.0 per cent and until the recovery is well underway. The Bank also noted that it expects the recovery to slow in the fourth quarter of 2020 as the boosts from the reopening of businesses and pent-up demand wane, containment measures are reintroduced in several provinces, and rising COVID-19 cases weigh on consumer confidence. On a related note, the benchmark posted rate on a 5-year fixed mortgage has declined and is currently at 4.79 per cent, a level not seen since June 2017.

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Table 2.4 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2020	2021	2020	2021
BMO	0.47	0.15	0.74	0.79
CIBC	0.48	0.31	0.75	0.88
National Bank	0.46	0.18	0.74	0.72
RBC	0.47	0.23	0.73	0.73
Scotiabank	0.46	0.15	0.73	1.00
TD	0.47	0.20	0.75	1.05
Average (as of October 8, 2020)	0.47	0.20	0.74	0.86

Outlook

The US Federal Reserve and Bank of Canada have signaled their commitment to support their respective economies and provide liquidity to the financial system. Based on the average of six private sector forecasts as of October 8, 2020, the Ministry assumes the U.S. federal funds rate to average 0.39 per cent in 2020 and 0.21 per cent in 2021. By comparison, the Bank of Canada’s overnight target rate is expected to average 0.56 per cent in 2020 and 0.25 per cent in 2021.

The Canadian three-month treasury bill interest rate is expected to average 0.47 per cent in 2020 and 0.20 per cent in 2021, according to the same six private sector forecasters. Meanwhile, the 10-year Government of Canada bond rate is assumed to be 0.74 per cent in 2020 and 0.86 per cent in 2021.

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Exchange Rate

After strengthening slightly against the US dollar around the start of this year, the Canadian dollar began to reverse course in February. It depreciated substantially in March and April as economic risk increased with the spread of COVID-19 and oil prices retreated. Since April, the Canadian dollar has appreciated back to pre-pandemic levels, as the US dollar lost ground against a broad basket of currencies (after initial gains as a safe haven in March) and oil prices rebounded.

Chart 2.15 Private Sector Expectations for the Canadian Dollar

Outlook

Based on the average of six private sector forecasts as of October 8, 2020, the Ministry assumes the Canadian dollar will average 74.2 US cents in 2020 and 76.1 US cents in 2021.

Table 2.5 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2020	2021
BMO	74.4	76.4
CIBC	74.2	75.0
National Bank	74.0	75.9
RBC	74.1	74.4
Scotiabank	74.3	77.2
TD	74.4	77.5
Average (as of October 8, 2020)	74.2	76.1

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Table 2.6.1 Gross Domestic Product (GDP): British Columbia

			Forecast
	2018	2019	2020	2021
Gross Domestic Product at Market Prices:
– Real (chained 2012 $ billions)	264.8	271.8	255.0	262.6
(% change)	2.7	2.7	-6.2	3.0
– Nominal (current prices, $ billions)	296.1	309.1	290.6	302.1
(% change)	4.9	4.4	-6.0	3.9
– GDP price deflator (2012 = 100)	111.8	113.7	113.9	115.0
(% change)	2.1	1.7	0.2	1.0
Real GDP per person (chained 2012 $)	52,842	53,387	49,546	50,507
(% change)	1.1	1.0	-7.2	1.9
Real GDP per employed person
(% change)	1.6	0.0	0.5	-1.1
Unit labour cost[1] (% change)	3.5	2.9	2.4	0.2

Components of Real GDP at Market Prices (chained 2012 $ billions)
Household expenditure on goods and services	172.7	175.7	165.4	170.1
(% change)	2.8	1.7	-5.8	2.9
– Goods	70.7	70.6	70.4	70.9
(% change)	2.6	-0.2	-0.3	0.8
– Services	102.0	105.1	95.2	99.4
(% change)	2.9	3.0	-9.4	4.3
NPISH[2] expenditure on goods and services	4.1	4.3	4.2	4.2
(% change)	3.4	4.2	-3.0	0.2
Government expenditure on goods and services	46.3	47.8	50.9	50.9
(% change)	2.5	3.1	6.6	0.1
Investment in fixed capital	61.8	66.8	62.4	63.7
(% change)	1.7	8.0	-6.5	2.0
Final domestic demand	284.8	294.6	283.1	289.0
(% change)	2.5	3.4	-3.9	2.1
Exports of goods and services	103.2	104.2	91.4	95.1
(% change)	3.5	0.9	-12.3	4.0
Imports of goods and services	125.5	128.9	120.1	123.1
(% change)	3.3	2.7	-6.9	2.6
Inventory change	2.5	2.6	-1.0	-0.1
Statistical discrepancy	0.0	0.2	0.2	0.2
Real GDP at market prices	264.8	271.8	255.0	262.6
(% change)	2.7	2.7	-6.2	3.0

[1]	Unit labour cost is the nominal cost of labour incurred to produce one unit of real output.
[2]	Non-profit institutions serving households.

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Table 2.6.2 Selected Nominal Income and Other Indicators: British Columbia

			Forecast
	2018	2019	2020	2021
Compensation of employees[1] ($ millions)	144,465	152,588	146,632	151,229
(% change)	6.3	5.6	-3.9	3.1
Household income ($ millions)	254,337	270,796	269,158	269,966
(% change)	3.8	6.5	-0.6	0.3
Net operating surplus ($ millions)	34,297	31,882	27,358	28,728
(% change)	2.0	-7.0	-14.2	5.0
Retail sales ($ millions)	85,933	86,428	86,508	88,607
(% change)	1.9	0.6	0.1	2.4
Housing starts (units)	40,857	44,932	35,499	32,038
(% change)	-6.4	10.0	-21.0	-9.7
Residential sales ($ millions)	55,860	54,174	62,539	64,261
(% change)	-24.2	-3.0	15.4	2.8
Residential sales (units)	78,526	77,350	82,342	83,951
(% change)	-24.5	-1.5	6.5	2.0
Residential Average Sale Price ($)	711,360	700,369	759,500	765,459
(% change)	0.4	-1.5	8.4	0.8
Consumer price index (2002 = 100)	128.4	131.4	132.3	134.3
(% change)	2.7	2.3	0.7	1.5

1 Domestic basis; wages, salaries and employers’ social contributions.

Table 2.6.3 Labour Market Indicators: British Columbia

			Forecast
	2018	2019	2020	2021
Population (thousands at July 1)	5,010	5,091	5,148	5,200
(% change)	1.6	1.6	1.1	1.0
Net migration (thousands)
– International[1,4]	61.3	66.0	15.9	46.0
– Interprovincial[4]	12.7	13.9	15.0	14.0
– Total	74.0	79.9	30.9	60.0
Labour force population[2] (thousands)	4,032	4,097	4,169	4,218
(% change)	1.3	1.6	1.8	1.2
Labour force (thousands)	2,617	2,685	2,633	2,706
(% change)	0.6	2.6	-1.9	2.8
Participation rate[3] (%)	64.9	65.5	63.2	64.2
Employment (thousands)	2,494	2,559	2,389	2,488
(% change)	1.1	2.6	-6.6	4.1
Unemployment rate (%)	4.7	4.7	9.3	8.1

[1]	International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.
[2]	The civilian, non-institutionalized population 15 years of age and over.
[3]	Percentage of the labour force population in the labour force.
[4]	Components may not sum to total due to rounding.

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Table 2.6.4 Major Economic Assumptions

			Forecast
	2018	2019	2020	2021
Real GDP
Canada (chained 2012 $ billions)	2,058	2,092	1,956	2,031
(% change)	2.0	1.7	-6.5	3.8
U.S. (chained 2012 US$ billions)	18,688	19,092	18,137	18,590
(% change)	3.0	2.2	-5.0	2.5
Japan (chained 2011 Yen trillions)	532	536	502	509
(% change)	0.3	0.7	-6.4	1.5
China (constant 2010 US$ billions)	10,875	11,539	11,736	12,475
(% change)	6.8	6.1	1.7	6.3
Euro zone[1] (chained 2010 Euro billions)	11,210	11,356	10,391	10,807
(% change)	1.9	1.3	-8.5	4.0
Industrial production index (% change)
U.S.	3.9	0.9	-8.5	2.8
Japan	1.0	-2.6	-12.0	2.7
China	6.3	5.8	1.5	6.5
Euro zone[1]	0.7	-1.3	-10.0	5.0
Housing starts (thousands)
Canada	213	209	205	185
(% change)	-3.1	-2.0	-1.8	-9.8
U.S.	1,250	1,290	1,290	1,290
(% change)	3.9	3.2	0.0	0.0
Japan	942	905	790	790
(% change)	-2.3	-4.0	-12.7	0.0
Consumer price index
Canada (2002 = 100)	133.4	136.0	137.0	139.0
(% change)	2.3	1.9	0.7	1.5
Canadian interest rates (%)
3-month treasury bills	1.39	1.65	0.47	0.20
10-year government bonds	2.28	1.59	0.74	0.86
United States interest rates (%)
3-month treasury bills	1.97	2.10	0.37	0.15
10-year government bonds	2.91	2.14	0.86	0.98
Exchange rate (US cents / Canadian $)	77.2	75.4	74.2	76.1
British Columbia goods and services
Export price deflator (% change)	2.8	-2.8	-0.8	1.5

[1]	Euro zone (19) is Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

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